SPS COMMERCE

ANNUAL REPORT
2024

MOVING GLOBAL COMMERCE FORWARD

Building connections, driving growth

To our Stockholders:

As the world's retail network, SPS Commerce is transforming how our global retail supply chain co-operates by creating a more dynamic, interconnected community where players can more freely connect, collaborate and prosper together. Our comprehensive suite of cloud-based products and solutions lead the industry in establishing and maintaining stronger collaboration between retailers, grocers, distributors, suppliers, manufacturers and logistics firms around the globe.

We delivered another year of solid performance. For the full year 2024, revenue grew 19% to $637.8 million. Recurring revenue[1] grew 20%, driven by Fulfillment growth of 20%. Adjusted EBITDA[2] grew 18% to $186.6 million. The total number of recurring revenue customers[3] increased to approximately 45,350 and wallet share[4] increased to approximately $13,300.

In 2024, we added valuable products to our portfolio with the acquisitions of Vision33's SAP Business One Integration Technology, Traverse Systems and SupplyPike. And on February 7th, 2025, we announced the closing of our acquisition of Carbon6, which builds on SPS' acquisition of SupplyPike to extend the reach of our network and positions us with clear leadership in revenue recovery solutions, supporting the supplier communities of the two largest global retailers, including the rapidly growing Amazon marketplace.

We also evaluated the size of SPS' market opportunity, taking into consideration our 2024 product portfolio. We identified the applicable industries, determined potential recurring revenue customer[3] count and potential wallet share[4], and we estimated our total addressable market (TAM) to be $11.1 billion, globally, including $6.5 billion in the US. The $11.1 billion TAM equates to 275,000 recurring revenue customers with a wallet share of approximately $40,500[5]. As we look at the global market opportunity, we address the needs of all sizes of customers; small, medium and large.

As I reflect on another year of growth and achievement, I am proud of the dedication and hard work demonstrated by SPS Commerce employees and their unwavering commitment to excellence and exceptional understanding of the retail supply chain. Connectedness lies at the heart of our mission and business model, guiding how we build relationships and create value for everyone in our network. We recently published our inaugural Environmental, Social and Governance (ESG) report which highlights the strides we've made toward building a more sustainable and responsible future, with a focus on the connections that link our environmental, social and governance principles to every facet of our business.

With the depth and breadth of solutions we offer today, we are uniquely positioned to support all trading relationships and continue growing our network to move the world of commerce forward.

Sincerely,

Chad Collins
CEO

(1) We define recurring revenue as active contracts during the reporting period to regularly pay us fees for subscription-based and reoccurring services.

(2) Adjusted EBITDA is a non-GAAP financial measure. We believe that this non-GAAP financial measure provides useful information to our management, Board of Directors, and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses this non-GAAP financial measures to compare our performance to that of prior periods for trend analyses and planning purposes. It is also used for purposes of determining executive and senior management incentive compensation. We believe this non-GAAP financial measure is useful to an investor as it is widely used in evaluating operating performance. This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. This non-GAAP financial measure excludes significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements and is subject to inherent limitations. A reconciliation of this non-GAAP measure can be found within the 'Results of Operations' section of Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, within the attached Form 10-K.

(3) We define recurring revenue customers as customers with an active recurring revenue contract at the end of the period.

(4) We define wallet share as the annualized average recurring revenues per recurring revenue customer.

(5) Source: TAM Analysis and Market Penetration Study leveraging US Census NAICS Codes across Retail (42 Wholesalers), Distribution (42 Wholesalers), CPG/Finished Goods (31-33 Manufacturing), Retailers/Stores acting as suppliers (44-45 Retail Trade) as of February 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from_____to_____

Commission file number 001-34702

SPS COMMERCE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**41-2015127**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

333 South Seventh Street, Suite 1000, Minneapolis, MN 55402
(Address of Principal Executive Offices, Including Zip Code)

(612) 435-9400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	SPSC	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of shares of the registrant's common stock held by non-affiliates of the registrant (based upon the closing sale price of $188.16 per share on the Nasdaq Global Market on such date) was approximately $7.0 billion.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 11, 2025 was 37,773,837 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 13, 2025 (the "2025 Proxy Statement"), which is expected to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	185	Auditor Name:	KPMG, LLP	Auditor Location:	Minneapolis, MN

SPS COMMERCE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless the context otherwise requires, for purposes of the Annual Report on Form 10-K, the words "we," "us," "our," the "Company," "SPS," and "SPS Commerce" refer to SPS Commerce, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements regarding us, our business prospects and our results of operations are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. In some cases, you can identify forward-looking statements by the following words: "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Similarly, statements that describe our future plans, objectives or goals are also forward-looking. Forward-looking statements may also be made from time to time in oral presentations, including telephone conferences and/or webcasts open to the public. Shareholders, potential investors, and others are cautioned that all forward-looking statements involve risks and uncertainties that could cause results in future periods to differ materially from those anticipated by some of the statements made in this report, including the risks and uncertainties described in Part I, Item IA, "Risk Factors" of this Annual Report on Form 10-K for the year ended December 31, 2024, as may be updated in our subsequent Quarterly Reports on Form 10-Q or other filings from time to time. We expressly disclaim any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the U.S. Securities and Exchange Commission ("SEC") that advise interested parties of the risks and factors that may affect our business.

 **SPS COMMERCE, INC.**

Form 10-K for the Annual Period ended December 31, 2024

PART I

Item 1.   Business

Overview

SPS Commerce is transforming how our global retail supply chain co-operates by creating a more dynamic, interconnected community where players can more freely connect, collaborate, and prosper together. Our comprehensive suite of cloud-based products and solutions lead the industry in establishing and maintaining stronger collaboration between retailers, grocers, distributors, suppliers, manufacturers, and logistics firms around the globe.

Our products enable customers to enhance how they operate: both within their organizations and with their trading partners, with reduced operational costs and stronger supply chain performance; compete: with order and supply chain visibility, sell-through data, and optimized inventory management, and; adapt: through the limitless access to connect and grow with the world's largest retail network of trading partners that only SPS Commerce can offer.

As of December 31, 2024, we had approximately 45,350 customers with an active recurring revenue contract at the end of the period, which we refer to as recurring revenue customers, across approximately 90 countries. Once connected to the SPS Commerce cloud-based retail network, our recurring revenue customers often require additional integrations to new organizations that represent an expansion of our cloud-based network and new sources of revenues for us.

For the years ended December 31, 2024, 2023, and 2022, we generated revenues of $637.8 million, $536.9 million, and $450.9 million, respectively. Our quarter ended December 31, 2024 represented our 96th consecutive quarter of revenue growth. Recurring revenues from recurring revenue customers accounted for 94%, 94%, and 93% of our total revenues for the years ended December 31, 2024, 2023, and 2022, respectively. Our revenues are not concentrated with any customer, as our largest customer represented less than 1% of total revenues for the years ended December 31, 2024, 2023, and 2022.

Increasing Demand for a Retail Network

The retail industry is constantly evolving, and consumers expect more, which has accelerated the need for a more automated supply chain. To navigate disruptions and meet growing consumer demands, companies across the retail ecosystem need to integrate their operations and communications from wholesale, eCommerce, and marketplace sales channels into a single omnichannel process. These channels no longer operate independently but instead in an interconnected fashion as consumers demand more buying and delivery options. The coordination needed to manage multiple channels adds complexity to supply chains and trading partner relationships. The SPS Commerce retail network offers a single destination where companies can manage item details, orders, shipments, invoices, and much more for any customer and any channel.

Our Products

SPS Commerce operates one of the largest retail networks in the world to improve the way retailers, grocers, distributors, suppliers, and logistics firms work together. Our recurring revenue customers use SPS Commerce products to expand and optimize the performance of their trading relationships through the network.

Our products fundamentally change how organizations communicate information to manage their omnichannel, supply chain, and other business requirements. Our products replace traditional, manual, or disparate approaches (such as email, phone, and fax), multiple channel-specific solution providers, as well as custom-built, point-to-point integrations by delivering a single smart connection to the entire SPS Commerce retail network of prebuilt connections to thousands of global trading partners.

Our products include:

- *Fulfillment -* Our Fulfillment product offers a comprehensive solution designed to streamline supply chain operations. Our connections empower retailers, grocers, distributors, suppliers, manufacturers, and logistics firms to efficiently send and receive order data, ensuring accurate execution of required processes from order to invoicing and revenue recovery through fully automated operations. By integrating seamlessly with existing systems, Fulfillment enhances day-to-day efficiency, reduces errors, and provides real-time visibility across all of our customers' order channels.



- ● ***Analytics*** - Our Analytics product simplifies managing sell-through data from our customers' business partners. We handle data acquisition, cleansing, normalization, and delivery. Our pre-built dashboards create custom reports, or integrate data with existing tools, to gain insights to enhance product performance, forecasting, pricing, and inventory management.

- ● ***Other Products -*** We also have other complementary products, including:
  - ◦ Assortment - Our Assortment product simplifies the communication of robust, accurate item data by automatically translating item attributes and hierarchies through a single connection across all sales channels.
  - ◦ Community - Our Community product allows organizations to accelerate digitization of their supply chain and improve collaboration with suppliers through proven change management, onboarding programs, and supplier score carding.

In addition to these offerings, we also provide one-time services such as professional services and testing and certification.

Growing Our Network

As one of the largest providers of cloud-based services for retail supply chain management, SPS Commerce enables trading partner relationships among retailers, grocers, distributors, suppliers, manufacturers, and logistics firms that naturally lead to new customer acquisition opportunities.

"Network Effect"

Once connected to our retail network, trading partners can exchange electronic supply chain information with each other. The value of our network increases with the number of trading partners connected to it. After joining our retail network, customers often find that many of their existing or new trading partners are already on the network, allowing for easy connections. The addition of each new customer enables that customer to communicate with our existing customers and permits our existing customers to do business with the new customer. This "network effect" of adding additional customers to our products' infrastructure creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity among our network participants, we earn additional revenues from these participants.

Customer Acquisition Sources

Community - As retailers and suppliers reshape how they do business in an omnichannel landscape, they need to bring new capabilities and services to their trading partner networks. Our Community product is designed to manage this process and bring suppliers into compliance with new requirements. For instance, a supplier may wish to collaborate with their retailers around point-of-sale analytics data, or a retailer may decide to change the workflow or protocol by which it interacts with its suppliers. In each case, the supplier and retailer may engage us to work with their trading partner base to enable the new capability. Performing these programs on behalf of retailers and suppliers generates supplier sales leads for us.

Referrals from Our Customers - We also receive sales leads from our customers seeking to communicate electronically with their trading partners. For example, a supplier may refer a third-party logistics provider or manufacturer, which is not in our network, to us.

Direct Marketing - We employ various marketing strategies. Our marketing programs include a variety of lead generating activities including digital marketing, account-based marketing, conferences and trade shows, sponsored events, and public relations activities targeted at key decision makers within our prospective customers.

Channel Partners - In addition to the customer acquisition sources identified above, we market and sell our products through a variety of channel partners, including software providers, resellers, system integrators, and logistics partners. For example, software partners such as Microsoft, NetSuite, Oracle, SAP, Sage, and their business partner communities generate sales for us as part of broader enterprise resource planning, warehouse management system and/or transportation management system sales efforts. Our logistics partners also drive new sales both by providing leads and by embedding our products as part of their service offerings.



Our Growth Strategy

Our objective is to be the leading global retail network and provider of supply chain management products. Key elements of our strategy include:

- *Further Penetrate Our Current Market* - We believe the global supply chain management market is underpenetrated. As the retail industry continues to respond to the changing requirements of the omnichannel marketplace, and as the supply chain ecosystem becomes more complex and geographically dispersed, we believe the demand for supply chain management solutions will increase. We intend to continue leveraging our relationships with customers and their trading partners to obtain new sales leads.

- *Increase Revenues from Our Customer Base* - We believe our overall customer satisfaction is strong and will lead our customers to further expand their use of our products they have purchased, as well as purchase additional products to continue improving the performance of their trading partner relationships, generating additional revenues for us. We also expect to introduce new products to sell to our customers. We believe our position as the incumbent supply chain management solution provider to our customers, our integration into our recurring revenue customers' business systems, and the modular nature of our cloud-based products are conducive to deploying additional products with customers.

- *Expand Our Distribution Channels* - We intend to grow our business by expanding our sales capacity to gain new customers. We also believe there are valuable opportunities to promote and sell our products through collaboration with other providers.

- *Expand Our International Presence* - We believe our presence in Asia Pacific and Europe has created a foundation to expand our global presence. We plan to increase our global sales efforts to obtain new customers around the world. We intend to leverage our current global presence to increase the number of integrations we have with retailers in foreign markets to make our products more valuable to their trading partners based overseas.

- *Enhance and Expand Our Services* - We intend to further improve and develop the functionality and features of our cloud-based products, including, from time to time, developing new offerings and applications.

- *Selectively Pursue Strategic Acquisitions* - The nature of our market provides an opportunity for selective acquisitions. We plan to continue to evaluate potential acquisitions based on the number of new customers, revenue, functionality, or geographic reach the acquisition would provide relative to the purchase price, and our ability to integrate and operate the acquired business. In 2024, we acquired SupplyPike, Inc. ("SupplyPike"), a revenue recovery solution, Traverse Systems LLC ("Traverse Systems"), an industry-leading provider in retailer supply chain performance and vendor management, and Vision33's SAP Business One SPS Integration Technology. These acquisitions further extend the capabilities of our network and added new customers and technology.

Our Market Opportunity

We believe we have a significant market opportunity to help organizations accelerate their omnichannel retail strategies with our retail network and supply chain products.

- *Omnichannel retail requires new connections/transactions* - Each sales channel (wholesale, eCommerce, and marketplaces) brings new trading partners to the supply chain process. As customers expand their business, the SPS Commerce retail network is a core part of their omnichannel strategy. Each additional channel brings more reliance and volume to the network and increases customer revenue.

- *Retail needs automation* - With increased retail store openings and closings, labor shortages, supply chain disruptions, and new buying patterns, retailers are demanding more from their trading partners as they need to be agile and transition their businesses as markets change. Businesses using SPS Commerce products to automate supply chain functions with their trading partners can pivot quickly to new delivery models and capture market share. The visibility into orders, shipments, and inventory gained by automating trading relationships on the SPS Commerce retail network is critical to their success and offers a competitive advantage.



- ***Consumers want new products*** - Retail assortments are ever-changing with seasonality shifts and new product introductions from companies of all sizes. Consumers want the latest products and retailers are continually chasing trends, offering differentiated items, and introducing new products and suppliers to their supply chains. As retailers evolve, their trading partner relationships must support any new product introductions or new suppliers to achieve their merchandising goals. The SPS Commerce retail network automates these relationships to quickly secure product details, initiate orders, and track performance to help keep operations running smoothly.

Technology, Development and Operations

Technology

SPS Commerce was an early provider of cloud-services to the retail supply chain management industry, launching the first version of what would become our current services in 1997. We use commercially available hardware and cloud-services with a combination of proprietary and commercially available software.

Our cloud-service model treats all customers as logically separate tenants within a shared virtual infrastructure. As a result, we spread the cost of delivering our products across our customer base. Because we do not manage thousands of distinct applications with their own business logic and database schemas, we can scale our business faster than traditional software vendors, even those that modified their products to be accessible over the internet.

Development

Our research and development efforts focus on maintaining, improving, and enhancing our existing products, as well as developing new products and applications. Our multi-tenant products serve all of our customers, which allows us to maintain relatively low research and development expenses and release software updates more frequently compared to traditional on-premise licensed software products that support multiple versions. Our development efforts take place at our United States ("U.S.") locations in Minnesota, Iowa, Arkansas, and New Jersey, as well as in Melbourne, Australia; Toronto, Canada; Breukelen, Netherlands; and Kyiv, Ukraine.

Operations

We operate our infrastructure in third-party data centers located throughout North America, Europe, and Australia, as well as provisioned services with cloud providers. In most cases, infrastructure and services are managed by us.

We have internal and third-party monitoring software that continually checks the status of services and underlying infrastructure for availability and performance, helping ensure that the network is always available and providing desired service levels. We have a technology team that includes system provisioning, management, maintenance, monitoring, and back-up.

We operate a service architecture using industry best practices to ensure multiple points of redundancy, high availability, and scale as needed. Our databases are replicated between locations with a defined recovery point objective.

Sales & Marketing

We sell our products through an employed global sales force that focuses on retailers, grocers, distributors, suppliers, and logistics firms.

Our marketing teams focus on driving awareness and demand for our products through the following activities:

- ***Demand Generation*** - Engages with target audiences using the latest digital marketing strategies to bring opportunities to our sales teams.

- ***Communications*** - Manages our brand and public relations, as well as provides go-to-market support.

- ***Product Marketing*** - Equips our sales teams, performs market studies, and promotes the unique capabilities of each of our products using our go-to-market strategies.

- ***Events*** - Highlights our presence at industry trade shows and orchestrates virtual and in-person events.



Customer Success

The Customer Success team includes retail and technology experts who implement our products on our customers' behalf, provide ongoing support, and collaborate with accounts to identify opportunities for added value from their existing products. This team focuses on delivering services that build customer satisfaction and result in high customer retention rates.

Competition

Vendors in the supply chain management industry offer products through three delivery methods: traditional on-premise software, managed services, and cloud-based full-service products.

The market for cloud-based supply chain management products is fragmented and rapidly evolving. Cloud-service vendors compete directly with each other based mainly on the following:

- the breadth of pre-built network connections to retailers, third-party logistics providers, and other trading partners;

- a history of establishing and maintaining reliable connections with trading partners;

- the reputation of the cloud-service vendor in the supply chain management industry;

- price;

- specialization in a customer market segment;

- speed and quality with which the cloud-service vendor can integrate its customers to their trading partners;

- functionality of the cloud-service product, such as the ability to integrate the product with a customer's business systems;

- breadth of complementary supply chain management products the cloud-service vendor offers; and

- training and customer support services provided during and after a customer's initial integration.

Cloud-service vendors also compete with traditional on-premise software companies. Traditional on-premise software uses a single-tenant approach in which information maps to retailers are built for and used by one supplier, as compared to cloud-service products that allow multiple customers to share information maps with a retailer. Traditional on-premise requires customers to purchase, install, and manage specialized software, hardware, and value-added networks for their supply chain integration needs. Additionally, customers are required to make significant upfront and ongoing investments to purchase, operate, and maintain the software. As such, a customer may be less willing to abandon their traditional on-premise product in favor of a cloud-service product.

Managed service providers focused on the supply chain management market offer a cloud-based product in which they develop and maintain the core technology, while the customer's internal staff is responsible for the day-to-day customization, optimization, and operations of the technology.

In contrast, full-service providers, including SPS Commerce, offer cloud-based products and expert resources that customize, optimize, and operate the technology. This approach offloads the time-intensive process of managing these products, which is not a core competency for most businesses. Full-service cloud-based vendors compete with both managed service providers and traditional on-premise software products based on the total cost of ownership and flexibility.



Intellectual Property and Proprietary Content

SPS Commerce relies on a combination of copyright, trademark, patent and trade secret laws as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties, and control access to software, documentation, and other proprietary information. We have registered trademarks and pending trademark applications in the U.S. and certain foreign countries.

Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained, and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely as long as the trademarks are in use. We have two patents acquired through the acquisitions of GCommerce, Inc. and SupplyPike, Inc. Our trade secrets consist primarily of the software we have developed for our SPS Commerce cloud-based products and network. Our software is also protected under copyright law, but we do not have any registered copyrights.

Human Capital

At SPS, we recognize that our employees are crucial to our ongoing growth and success. Our core values shape our culture and serve as the foundation for fostering an engaging workplace, attracting the right talent, and developing our teams. These values also inform how we interact with customers, partners, and each other. By nurturing an inclusive and high-performing culture, we attract, retain, and reward outstanding talent, providing employees with meaningful work and opportunities for personal and professional growth.

Oversight and Governance

Our board of directors, along with the Compensation and Talent Committee, oversees our human capital management as well as our diversity, equity, and inclusion initiatives. They receive consistent updates from our Chief Human Resources Officer about key strategic initiatives and other significant human resources matters, which include hiring, development, retention, employee engagement, succession planning, compensation and benefits, and risks associated with human resources.

Our People

As of December 31, 2024, we had a total of 2,783 employees worldwide, including 1,355 in cost of revenues, 733 in sales and marketing, 461 in research and development, and 234 in general and administrative. 82 are based in North America with the remaining in Europe and Asia Pacific. The majority of our employees are engaged on a full-time basis. We also utilize third-party agencies for staff augmentation to enhance our operations. While we have statutory obligations for employee representation in certain countries, none of our U.S. employees are unionized.

38% of our global workforce identify as female and 2% did not specify their gender. Within the U.S. 17% of our employees self-identified as members of an underrepresented group. As of December 31, 2024, our executive team is comprised of 6 individuals, of which one-third are women.

Belonging@SPS

We power connections that drive the world of commerce forward, and our success depends on making strong decisions, fostering innovation, delivering unparalleled customer solutions, and driving outstanding business performance. We achieve this by creating an environment where every employee feels a true sense of belonging. We are committed to creating an environment where everyone feels welcomed, valued, and empowered to contribute meaningfully. In 2024, we launched Belonging@SPS as a thoughtful update to our diversity, equity, inclusion, and belonging ("DEI(B)") statement and strategy. This initiative was shaped by employee feedback, designed to better reflect our core values, and tailored to ensure global relevance. We bring this commitment to life by embedding it into our human resources processes and integrating it into our talent strategies.

Our Employee Resource Groups ("ERGs"), a core part of our Belonging@SPS commitment, foster employee connections across the globe, and provide learning, engagement, and community-building for all SPS Commerce employees. We added two new ERGs in 2024, the Disability Empowerment Network and A+ (Asian, Native Hawaiian & Pacific Islanders). All employees are encouraged to participate in one or more of our ERGs, which also include our Black Business Resource Group, the LGBTQ+ Group, and Women in Tech.



We have taken meaningful steps to advance our commitment to diversity and inclusion by collaborating with local organizations that support underrepresented communities, including individuals with disabilities and those who are neurodiverse. Through these partnerships, we gain valuable insights into equipping our workplace with the tools and resources needed for every employee to succeed. Furthermore, our Talent Acquisition team has a focus area on recruiting individuals with disabilities and neurodiverse candidates, fostering an inclusive hiring process from initial recruitment to onboarding and ongoing professional development. Since 2021, all new hires have participated in an interactive inclusion curriculum. In 2024, we refreshed our new employee Belonging@SPS onboarding experience to identity awareness and belonging, focused on creating a safe work environment where employees feel comfortable bringing their full authentic selves to the workplace. Additionally, we continue to provide all managers with resources to support building inclusive teams.

For over a decade, SPS has invested in and supported the communities in which we live and work, focused on efforts that expand our future talent pipeline by helping to develop the workforce of tomorrow. Over the years we have invested in student programs focused on creating opportunities for high school and college students who are part of underrepresented populations including women, genderqueer and non-binary individuals, and racial minorities. Interns make a meaningful impact by supporting real world projects. They work in all areas of the business and have access to mentorship, job shadows, and other professional development opportunities.

Established in 2020, the SPS Diverse Scholar Program supports diverse first-generation college students (through funding from the SPS Foundation) pursuing a career in technology. In addition to receiving funding for their education, our diverse scholars participate in our internship program, have access to mentors, are offered part-time work during the school year, and are connected to a wide range of business professionals.

Additionally, as a federal contractor we comply with applicable federal contractor affirmative action requirements.

By embedding Belonging@SPS across the Company, we have built a solid foundation for sustainable growth. This dedication empowers us to foster an environment where every employee can thrive while enhancing our ability to serve and engage with customers and markets across the globe.

Talent Acquisition, Engagement, and Retention

We work diligently to attract the best talent from a variety of sources to meet current and future business needs. We have cultivated relationships with many colleges and universities, including Historically Black Colleges and Universities ("HBCUs"), industry groups, professional associations, and other student programs focused on recruiting women, non-binary and genderqueer, minorities, and individuals with disabilities. Our campus program focuses on bringing in talent with experience from schools that are leaders in technology, supply chain, engineering, and business. 64% of our most recent campus cohort hires identify as underrepresented minorities.

We regularly survey our employees to better understand their perspectives and where we can focus to improve their experience. Our 2024 employee engagement survey indicated a positive engagement score of 70%, which is higher than the benchmark provided by our survey vendor both globally and for North American companies of similar size or within our sector. Additionally, our belonging index continues to score higher than benchmarks with an 81% positive perception score.

Our 2024 employee retention rate was 91%. We believe our strong company culture and focus on providing meaningful work, professional development, flexible work options, competitive pay and benefits, as well as our commitment to belonging contributes to our high employee retention.

Growth and Development

We are shifting training and development from a traditional, program-centric model to a learner-driven strategy that empowers employees to take ownership of their professional growth. Our focus is on fostering a culture where learning how to learn is as critical as acquiring specific skills. This evolution represents more than a tactical shift; it's a cultural transformation built on our longstanding commitment to learning, which is ingrained in the fabric of our organization.

Our goal is to foster a mindset of continuous reinvention, preparing our teams to meet today's challenges while adapting to the rapid evolution of global commerce. In 2024, we took significant steps toward establishing a dynamic, experiential learning model designed to drive performance and behavioral change through active engagement in daily work.

Development of our employees and leaders results in high performing teams who are empowered to grow their careers and deliver exceptional results, beginning on the first day of employment with SPS. When new employees join



SPS, they attend a robust new hire onboarding program that focuses on the skills necessary to become productive employees, including training on company technology, collaboration tools, our company culture, values, and a comprehensive Belonging@SPS experience. Onboarding is followed by on-the-job training and regular performance and development discussions between employees and their managers.

We are committed to providing ongoing opportunities for employees to build new skills, excel in their current roles, and prepare for future opportunities. Every employee has access to an online learning platform that supports their growth, along with resources designed to help them explore and advance into management roles.

Looking ahead, we are placing a strong emphasis on professional development at the highest levels of the Company. Our aim is to equip leaders and managers with the mindsets, tools, and practical experience needed to excel while empowering their teams to achieve success.

We assess leadership talent across the organization through a rigorous talent review process, allowing us to distinguish individuals based on performance and potential. This process forms the foundation for succession planning in critical roles. Additionally, our performance review framework integrates the SPS leadership model, ensuring leaders are evaluated not only on their outcomes but also on how well they exemplify essential leadership competencies.

As we grow, we remain committed to cultivating an environment that promotes continuous learning, supports career mobility, and empowers employees to build the skills and connections needed to thrive. Our initiatives are focused on driving success for our people and customers, propelling the growth of the Company.

The SPS Leadership Model is built on four key pillars: People Developer, Culture Champion, Strategist, and Results Enabler. These competencies shape our leadership development programs as we continue to create tools and resources to enhance our leaders' ability to grow and scale their teams effectively.

In 2024, our senior leadership team completed 360-degree assessments, leveraging the insights to incorporate their strengths and growth opportunities into personalized development plans. Additionally, we conducted a thorough organizational talent review to evaluate leadership across all levels, allowing us to distinguish talent based on both performance and potential.

Total Rewards and Employee Well-being

At SPS, our total rewards strategy is designed to support the financial, physical, and mental well-being of our employees and their families. We offer market-competitive pay and comprehensive benefits programs tailored to our global workforce. Our packages are thoughtfully crafted to attract, retain, and motivate top talent, featuring robust healthcare offerings, an employee stock purchase plan available in most jurisdictions, and other region-specific benefits.

We are committed to equitable pay practices, ensuring employees are compensated fairly regardless of gender, race, or ethnicity. To uphold this commitment, we regularly review pay data in the U.S. and other regions to ensure fairness and equity.

At SPS, employee well-being is a core priority. We are dedicated to fostering a holistic approach to well-being that encompasses physical, mental, financial, career, and social dimensions. Through our partnership with a global Employee Assistance Program (EAP), we provide curated mental health and wellness webinars, access to licensed mental health professionals, and complimentary sessions for employees and their dependents. In the U.S., our healthcare platform offers virtual mental health solutions, featuring tools for mindfulness, meditation, and overall wellness support.

In 2023, we introduced the Wellbeing at SPS intranet site, providing a centralized hub for employees to easily access our comprehensive well-being programs. In 2024, we emphasized the importance of preventive care, encouraging employees to take proactive steps in managing their physical and mental health, fostering a healthier and more productive workforce. Additionally, SPS expanded its focus on financial well-being by offering educational resources and support programs aimed at empowering employees to achieve financial security and stability.



Available Information

We provide free access to various reports that we file with or furnish to the SEC through our website at *www.spscommerce.com*, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports. Our SEC reports can be accessed through the investor relations section of our website or through the SEC's website at *www.sec.gov*. Stockholders may also request copies of these documents by writing to us at the address above, with attention to "Investor Relations".

Item 1A.   Risk Factors

Set forth below and elsewhere in this Annual Report on Form 10-K, and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K and in other written and oral communications from time to time. You should carefully consider all of the following risks and the other information in this Report and our other filings with the SEC before you decide to invest in our Company or to maintain or increase your investment. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

The risks included in this section are not the only ones we face. We operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time, and it is not possible for management to predict all such risk factors, nor can it assess the potential impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Business

If we are unable to attract new customers, or sell additional products to existing customers, or if our customers do not increase their use of our products, our revenue growth and profitability will be adversely affected.

To increase our revenue and achieve and maintain profitability, we believe that we must regularly add new customers, sell additional products to existing customers, and our customers must increase their use of the products for which they currently subscribe. We intend to grow our business by retaining and attracting talent, developing strategic relationships with resellers, including resellers that incorporate our applications in their offerings, and increasing our marketing activities. If we are unable to hire or retain quality personnel, convert companies that have been referred to us by our existing network into paying customers, ensure the effectiveness of our marketing programs, or if our existing or new customers do not perceive our products to be of sufficiently high value and quality, we might not be able to increase sales and our operating results will be adversely affected. If we fail to sell our products to existing or new customers, we will not generate anticipated revenues from these products, our operating results will suffer, and we will not be able to grow our revenues or maintain profitability as planned.

We do not have long-term contracts with most of our recurring revenue customers, and therefore a lack of success in maintaining or improving forecasted renewal rates will have adverse effects on revenue and financial results.

Most of our contracts with our recurring revenue customers allow the customer to cancel the contract for any reason with 30 to 90 days' notice. Our continued success therefore depends significantly on our ability to meet or exceed our recurring revenue customers' expectations because most recurring revenue customers do not make long-term commitments to use our products. In addition, if our reputation in the supply chain management industry is harmed or diminished for any reason, our recurring revenue customers have the ability to terminate their relationship with us on short notice and seek alternative supply chain management solutions. We may also not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including their dissatisfaction with our services, the cost of our services compared to the cost of services offered by our competitors and reductions in our customers' spending levels. If a significant number of recurring revenue customers seek to terminate their relationship with us, our business, results of operations and financial condition would be adversely affected in a short period of time.



Economic weakness and uncertainty could adversely affect our revenue, lengthen our sales cycles, and make it more difficult for us to forecast operating results accurately.

Our revenues depend significantly on general economic conditions and the sustainability and health of retailers. Economic weakness and constrained retail spending may result in slower growth, or reductions, in revenues and gross profits in the future. We have experienced, and may experience in the future, reduced spending in our business due to financial turmoil affecting the U.S. and global economy, and other macroeconomic factors affecting spending behavior. Uncertainty about future economic conditions increases the difficulty of forecasting operating results and making decisions about future investments. In addition, economic conditions or uncertainty may cause customers and potential customers to reduce or delay technology purchases, including purchases of our products. Our sales cycles may lengthen if purchasing decisions are delayed as a result of uncertain technology or development budgets or contract negotiations become more protracted or difficult as customers institute additional internal approvals for technology purchases. Delays or reductions in technology spending could have a material adverse effect on demand for our products, and consequently our results of operations and prospects.

Our continued growth could significantly strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to implement our business plan successfully.

We have experienced a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it might place a significant strain on our management, administrative, operational, and financial resources, and infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, and manage new employees as needed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan as expected.

If we fail to attract, retain, and train members of our senior management team and other key personnel, our business could be adversely affected.

Given the complex nature of the cloud-based technology through which our business operates and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract, retain, and train highly qualified key executive, managerial, technology, and sales personnel. Competition for talented personnel is intense and we cannot be certain that we can retain our key personnel or that we can attract, assimilate, or retain such personnel in the future to adequately scale our business. Additionally, the loss of any key, or a significant number of, personnel in our technology, customer success, or sales teams might significantly delay or prevent the achievement of our business objectives and could materially harm our business, customer relationships, results of operations and financial condition.

Further, we announced the retirement of our President and Chief Operating Officer, James Frome, effective December 31, 2024. Leadership transitions and management changes involve inherent risks, can be difficult to manage, and may cause uncertainty or a disruption, which could adversely affect our business.

If the market for cloud-based supply chain management products declines or does not maintain its historical growth rates, our revenues may decline or fail to grow, and we may incur operating losses.

We derive, and expect to continue to derive, substantially all of our revenues from providing cloud-based supply chain management products to retailers, grocers, distributors, suppliers, manufacturers, and logistics firms. The market for these products has historically experienced growth, but it is uncertain whether these products will continue or sustain growing levels of demand and market acceptance. Our success will depend on the willingness of retailers and their trading partners to accept our products as an alternative to traditional licensed hardware and software products.

Some retailers, grocers, distributors, suppliers, or logistics firms may be reluctant or unwilling to use our cloud-based products for a number of reasons, including their potential significant initial investment to replace existing investments in supply chain management hardware and licensed software and perceived loss of control over user data with a cloud-based product. Other factors that may limit market acceptance of our cloud-based supply chain management products include:

- our ability to maintain high levels of customer satisfaction;

- our ability to maintain continuity of service for all users of our cloud-based products;



- the price, performance, and availability of competing products, both new and existing; and

- our ability to address customers' confidentiality and security concerns about information stored within our cloud-based products.

If customers do not perceive the benefits of our cloud-based supply chain management products, or if customers are unwilling to accept our cloud-based products as an alternative to the on-premise software or other options approach, demand for our products may not continue to grow or may grow more slowly than we expect, either of which would adversely affect our revenues, growth prospects, and overall operating results.

The markets in which we participate are highly competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The markets for supply chain management products are increasingly competitive and global. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. We face competition from:

- cloud-service providers that deliver business-to-business information systems using a multi-tenant approach;

- traditional on-premise software providers; and

- managed service providers that combine traditional on-premise software with professional technology services.

Moreover, our industry is highly fragmented, and we believe it is likely that our existing competitors will continue to consolidate or will be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. New entrants not currently considered to be competitors may also enter the market through new technology offerings, acquisitions, partnerships, or other strategic relationships. Any such new offerings, consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, loss of customers and loss of market share, and could result in one or more competitors with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition. Increased competition could reduce our market share, revenues, and operating margins, increase our costs of operations, and otherwise adversely affect our business.

To remain competitive, we will need to invest continuously in software development, marketing, customer service and support, product delivery and other cloud-based network infrastructure. However, we cannot assure you that new or established competitors will not offer products that are superior to ours or lower in price than ours, or both. We may not have sufficient resources to continue the investments in all areas of software development, marketing, customer service and support and infrastructure needed to maintain our competitive position which may diminish our market share and business prospects.

We may not be able to successfully integrate or otherwise operate newly acquired companies or businesses, which could adversely affect our financial results.

Acquisitions involve numerous risks including:

- incurring significantly higher than anticipated capital expenditures and operating expenses;

- failing to assimilate the operations, customers, and personnel of the acquired company or business;

- disrupting our ongoing business;

- dissipating or distracting our management resources;

- dilution to existing stockholders from the issuance of equity securities;

- liabilities or other problems associated with the acquired business;

- becoming subject to adverse tax consequences, substantial depreciation, or deferred compensation charges;

- compliance with laws and regulations and exposure to other contingent liabilities;

- retaining key management of the acquired company;

- failing to maintain uniform standards, controls, and policies; and

 **SPS COMMERCE, INC.**

- impairing relationships with employees and customers as a result of changes in management.

Fully integrating an acquired company or business into our operations may take a significant amount of time and resources. In addition, we may only be able to conduct limited due diligence on an acquired company's operations. Following an acquisition, we may be subject to liabilities arising from an acquired company's past or present operations, including liabilities related to data security, encryption and privacy of customer data, and these liabilities may be greater than the warranty and indemnity limitations that we negotiate, or the coverage we secure under representation and warranty insurance. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs and could cause substantial fluctuations in our quarterly and yearly results of operations. We also may not be able to achieve anticipated synergies or financial results post acquisition, which could negatively impact our operations and financial results. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States and expand operations to support such expansion, our business will be increasingly susceptible to risks associated with international operations.

Our limited experience in operating our business outside of the United States increases the risk that our current and any future international expansion efforts will not be successful. Expanding international sales and operations subjects us to new risks that, generally, we have not faced in the U.S., including:

- misjudging the markets and competitive landscape of foreign jurisdictions;

- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- difficulties in managing and staffing international operations;

- differing technology standards;

- potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

- localization of our products, including translation into foreign languages and associated expenses;

- the burdens of complying with a wide variety of foreign laws and regulations, and changes to such laws and regulations, including laws and regulations related to employment, privacy and tax;

- increased financial accounting and reporting burdens and complexities;

- unexpected changes in effective tax rates due to international tax liabilities subject to allocation of expenses in differing jurisdictions;

- political, social, and economic instability abroad, terrorist attacks and security concerns in general;

- greater potential for corruption and bribery; and

- reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could adversely affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring, or integrating operations in other countries will produce desired levels of revenues or profitability.

In addition, we operate in parts of the world that are recognized as having governmental corruption problems and where local customs and practices may not foster strict compliance with anti-corruption laws. Our continued operation and potential expansion outside the U.S. could increase the risk of such violations in the future. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures will protect us from unauthorized, reckless, or criminal acts committed by our employees or agents, including by third parties we utilize in foreign jurisdictions. In the event that we believe, or have reason to believe, that our employees or agents have or may have violated applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in severe civil and criminal sanctions and penalties, which could disrupt our business and have a material adverse effect on our reputation, results of operations or financial condition.

 **SPS COMMERCE, INC.**

Form 10-K for the Annual Period ended December 31, 2024

Any unrest, military activities, or sanctions impacting our international operations, should they occur, could disrupt operations, and have a material adverse effect on our business. Any such disruption to our operations may be prolonged and require a transition to alternative workforce locations. An alternative workforce location may be more expensive to train, staff, and operate and may cause delays and shortfalls in programming deliverables and services, thus potentially harming our business. Given our significant international workforce in Ukraine and the Philippines and the potentially volatile political and civil unrest situations in both areas, including but not limited to Russian interference and civil unrest with multiple groups, respectively, we are more susceptible to disruptions there. Those potentially disruptive environments are out of our control and we cannot predict the outcome of future developments or reactions to such developments by the U.S., European, Asian, Oceanic, United Nations or other international authorities and organizations.

We may face exposure to fluctuations in foreign currency exchange rates, which could affect our financial condition and results of operations.

While we transact in U.S. dollars with the majority of our customers, vendors, and employees, and expect to continue in the future, we also transact in currencies other than the U.S. dollar due to our international operations. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates. Accordingly, declines in the value of foreign currencies relative to the U.S. dollar adversely affect our financial condition and results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully and adversely affect our results of operations.

We may need to raise additional capital due to shortfalls in cash flow or for other reasons, and we may not be able to obtain debt or additional equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop and enhance our products;

- continue to expand our technology development, sales, and marketing organizations;

- acquire new or complementary technologies, products, or businesses;

- hire, train and retain employees; or

- respond to competitive pressures or unanticipated working capital requirements.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations.

Products and Service Offerings

Any new products and changes to existing products we pursue could fail to attract or retain customers or generate expected revenues.

Our ability to retain, increase, and engage our customers and to increase our revenues depends heavily on our ability to identify, develop, and launch successful new products. We may introduce significant changes to our existing products or develop and introduce new and unproven products which include or use technologies with which we have little or no prior development or operating experience. If new or enhanced products fail to garner expected customer demand in a timely manner or at all, we may fail to generate sufficient revenues, operating margin, or other value to justify our investments and our business may be adversely affected.



Our business is dependent on our ability to maintain and scale our technical infrastructure, and any failure to effectively maintain or scale such infrastructure could damage our reputation, result in a potential loss of revenue, and adversely affect our financial results.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our cloud-based products and our underlying technical infrastructure and cloud providers. As our user base and the amount and types of information shared on our cloud-based network continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. It is possible that we or our cloud providers may fail to effectively maintain and scale our technical infrastructure to accommodate these increased demands. Any failure to effectively maintain and grow our technical infrastructure could result in interruptions or delays in service which may damage our reputation, result in a potential loss of customers, and adversely affect our financial results.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products, and evolving industry standards, which may include advancements in artificial intelligence. Existing products can become obsolete and unmarketable when vendors introduce products utilizing new technologies or new industry standards emerge, and as a result, it is difficult for us to predict the life cycles of our products. Our ability to attract new customers and increase revenues from customers will depend in significant part on our ability to anticipate technological changes, and the corresponding impact on customer needs, evolving requirements, and future industry standards, and to continue to enhance our existing products or introduce or acquire new products to keep pace with such technological developments. The success of our enhanced or new products depend on several factors, including the timely completion, introduction and market acceptance of the enhancement or product. Any new product we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate expected revenues. If any of our competitors or new market entrants implement new technologies or upgrades to existing technologies before we are able to implement them, they may be able to provide more effective products than ours at lower prices. Any delay or failure in the introduction of new or enhanced products could adversely affect our business, results of operations and financial condition.

We rely on third-party infrastructure, software and services that could take significant time, and involve a complex transition, to replace or upgrade.

We rely on infrastructure, software and services licensed from third parties to offer our cloud-based supply chain management products. This infrastructure, software, and services, as well as related maintenance and updates, may not continue to be available to us on commercially reasonable terms, or at all. If we lose the right to use or upgrade any of these licenses, our customers could experience delays or be unable to access our products until we can obtain and integrate equivalent technology. There might not always be commercially reasonable alternatives to the third-party infrastructure, software, and services that we currently license. Any such alternatives could be more difficult or costly to replace than what we currently license, and integration of the alternatives into our cloud-based products could require significant work and resources and delays. Any delays or failures associated with our cloud-based products could damage our reputation with current and potential customers and have an adverse effect on our business.

 **SPS COMMERCE, INC.**

Interruptions or delays from third-party data centers or to the telecommunications infrastructure we use or rely on could impair the delivery of our products and our business could suffer.

We use third-party data centers, located in the U.S. and internationally, as well as provision services from cloud providers, to conduct our operations. Our ability to deliver our services depends on the development and maintenance of telecommunications infrastructure by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our operations depend on the protection of the equipment and information we store in these third-party centers, or utilize from third-party providers, against damage or service interruptions that may be caused by fire, flood, severe storm, power loss, telecommunications failures, natural disasters, war, criminal act, military action, terrorist attack, financial failure of the service provider, and other events beyond our control. In addition, third-party malfeasance, such as intentional misconduct by computer hackers, unauthorized intrusions, computer viruses, ransomware, or denial of service attacks, may also cause substantial service disruptions. A prolonged service disruption affecting our products could damage our reputation with potential customers, cause us to lose existing customers, expose us to liability, or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers or infrastructure we use or rely on, including the additional expense of transitioning to substitute facilities or service providers.

A failure to protect the confidentiality and integrity of our customers' information and prevent cyber-attacks could materially damage our reputation, expose us to claims and litigation, and lead to service disruptions and harm our business. Additionally, the growing costs to avoid or reduce the risks of such a failure could adversely affect our results of operations.

As demonstrated by the frequency and sophistication of material and high-profile data security breaches across industries, computer malware, viruses, phishing, spam, ransomware, and other cyber threats continue to pose a pervasive issue for business. Given the interconnected and technology-dependent nature of the retail supply chain, our significant presence and impact in the retail industry, and past cyber events affecting our systems, it's reasonable to believe that we are a target for such attacks.

Our business involves the collection and use of confidential information of our customers and their trading partners which sometimes requires our direct access to our customers' information systems. Our security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers via cyber-attacks, employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our third-party vendors and customers, and result in someone obtaining unauthorized access to our customers' information and information systems. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information in order to gain access to our customers' data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services.

Any failure to maintain performance, reliability, security and availability of our cloud-based products to the satisfaction of our customers, or any unauthorized access to our customers' information or systems may cause service disruptions, harm our reputation, impair our ability to retain existing customers and attract new customers and expose us to legal claims or government action, each of which could have a material adverse impact on our financial condition, results of operations and growth prospects. Although we are allocating more resources to address cyber threats and safeguard our products and services, including cyber insurance, we cannot assure you that these efforts to protect this confidential information and prevent unauthorized access to such information systems will be successful, and the growing costs related to these efforts could adversely affect our results of operations. In addition, because of the critical nature of information security and system access, any actual or perceived failure of our security measures could cause existing or potential customers not to use our products and harm our reputation.

Businesses in the retail industry have experienced material sales declines after discovering data security breaches, and our business could be similarly impacted in the event of a breach or other cyber incident. Furthermore, many U.S. states and international jurisdictions have enacted laws requiring companies to notify consumers of data security breaches involving their personal data and to increase transparency related to cybersecurity risk management and incident disclosure, all of which may further increase our costs of compliance. These mandatory disclosures regarding a data security breach or other cyber incident often lead to widespread negative publicity, which may cause our customers to lose confidence in our products and the effectiveness of our cybersecurity measures. If we fail to comply with these laws and regulations, we could be subject to enforcement action or litigation, which could harm our business.



We may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third-party components or processes that comprise our existing or new products, any of which could adversely affect our business.

Technology products like ours may contain undetected defects in the hardware, software, infrastructure, third-party components or processes that are part of the products we provide. If these defects lead to service failures, we could experience delays or lost revenues, diversion of technology resources, negative media attention or increased service costs as a result of performance-based claims during the period required to correct the cause of the defects. We cannot be certain that defects will be avoided in our upgraded or new products, resulting in loss of, or delay in, market acceptance, which could have an adverse effect on our business, results of operations and financial condition.

Because customers use our cloud-based supply chain management products for critical business processes, any defect in our products, any disruption to our products or any error in execution could cause recurring revenue customers to cancel their contracts with us, cause potential customers to not join our network and harm our reputation. We could also be subject to litigation for actual or alleged losses to our customers, which may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. We do not currently maintain any warranty reserves. Moreover, defending a lawsuit, regardless of its merit, could be costly and divert management's attention and could cause our business to suffer.

The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our technology or a resulting disruption in our products, or our existing liability insurance might not be adequate to cover any or all of the damages and other costs of such a claim. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds, or is not insured by, our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and operating results.

If open source, or other no-cost products and services, expand into enterprise application and supply chain software or products, our prices, revenues, and operating results may decline.

The open source community comprises many different formal and informal groups of software developers and individuals who have created a wide variety of software and have made that software available for use, distribution, and modification, often free of charge. If developers contribute effective and scalable enterprise and supply chain application software to the open source community, or if competitors make such software or service available at no cost, we may need to lower our product pricing and alter our distribution strategy to compete successfully, and our revenues and operating results may decline as a result.

The use of open source software in our products may expose us to additional risks and harm our intellectual property.

Some of our products use or incorporate software that is subject to one or more open source licenses. Open source software is typically licensed under terms that require making the software freely accessible, usable, and modifiable. Failure to comply with these licenses may subject us to onerous requirements, such as offering our products that incorporate the open source software for no cost or making the source code we create based upon, incorporating, or using the open source software available for modifications or derivative works. If an author or third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products.

While we have established standards for the use of open source software in our products, processes and technology to ensure that open source software is not used in such a way as to require us to disclose the source code to the related product or products, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our products, we could, under certain circumstances, be required to disclose the source code to our products. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.



If we fail to protect our intellectual property and proprietary rights adequately, our business could suffer material adverse effects.

We believe that proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, license agreements, trademarks, domain names and other measures, some of which afford only limited protection. We do not have any registered copyrights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or reverse engineer aspects of our technology or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S. and intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure to adequately protect our intellectual property and proprietary rights could adversely affect our business, financial condition, and results of operations.

In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any such legal proceedings, including litigation, that are pursued in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results, or financial condition, regardless of whether we prevail in such proceedings.

An assertion by a third-party that we are infringing its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses and our business might be materially harmed.

The supply chain management industry and its enabling technologies are characterized by the existence of a large number of patents, copyrights, trademarks, and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our products, we could be constrained by the intellectual property rights of others.

We might not prevail in any intellectual property infringement litigation against us given, among other reasons, the complex technical issues, and inherent uncertainties in such litigation. Moreover, defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, require us to enter into royalty or licensing agreements or require us to redesign our products to avoid infringement. If our products violate any third-party proprietary rights, we could be required to withdraw those products from the market, re-develop those products or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our products, obtain licenses from third parties on favorable terms or license a substitute technology might be unsuccessful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. We also face risk of infringement or misappropriation claims if we hire an employee or contractor who possesses third-party proprietary information and who decides to use such information in connection with our products, services, or business processes without such third-party's authorization. Regardless of the source of such misuse of third-party intellectual property, any resulting withdrawal of our products from the market might materially harm our business, financial condition, and operating results.

In addition, we incorporate open source software into our cloud-based products. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In that event, we could be required to seek licenses from third parties in order to continue offering our products, to re-develop our products or to discontinue sales of our products, or to release our proprietary software code under the terms of an open source license, any of which could have a material adverse effect on our business.



Regulation

Privacy concerns and laws, evolving regulation of the internet and cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our products and adversely affect our business.

Regulation related to the provision of services on the internet is increasing, as federal, state, and foreign governments continue to adopt new laws and regulations addressing eCommerce generally, data privacy and the collection, processing, storage and use of personal information, including but not limited to the European Union's General Data Protection Regulation ("GDPR"). We are particularly sensitive to these risks because the internet and the collection, processing, storage, and use of personal information are critical components of our cloud-based business model. Further, laws are increasingly aimed at the use of personal information for marketing purposes, such as the European Union's e-Privacy Directive, and the country-specific regulations that implement that directive. Such laws and regulations are subject to differing interpretations and are inconsistent among jurisdictions. These and other requirements could reduce demand for our products or restrict our ability to store and process data or, in some cases, impact our ability to offer, or develop new, services and products in certain locations.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on us. Our customers may expect us to meet voluntary certification or other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our products to certain customers and could harm our business.

The costs of compliance with and other burdens imposed by laws, regulations and standards are significant and may limit the use and adoption of our services and reduce overall demand for them, or lead to material fines, penalties, or liabilities for noncompliance.

Furthermore, concerns regarding data privacy may cause our customers' customers to resist providing the data necessary to allow our customers to use our service effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales and adoption of our cloud-based products.

Industry-specific regulation is evolving, and unfavorable or burdensome industry-specific laws, regulations or interpretive positions could harm our business.

Our customers and potential customers do business in a variety of industries. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit customers' use and adoption of our services and reduce overall demand for our services. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business. If in the future we are unable to achieve or maintain these industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business.

In some cases, industry-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business.

Ownership of Our Common Stock

Our results of operations may fluctuate in the future, which could result in volatility in our stock price.

Our quarterly revenues and results of operations have varied in the past and may fluctuate in the future. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section:

- our ability to retain and increase sales to customers and attract new customers, including our ability to maintain and increase our number of recurring revenue customers;

- the timing and success of introductions of new products or upgrades by us or our competitors;

- the strength of the U.S. and global economy, in particular, as it affects the U.S. retail sector;

- the financial condition of our customers;

- changes in our pricing policies or those of our competitors;



- competition, including entry into the industry by new competitors;

- the amount and timing of our expenses, including stock-based compensation and expenditures related to expanding our operations, attracting and retaining talent, supporting new customers, performing research and development, or introducing new products;

- changes in laws and regulations impacting our business;

- regulatory compliance costs and unforeseen legal expenses, including litigation and settlement costs;

- the timing, size, integration and operational success of potential future acquisitions;

- changes in the payment terms for our products; and

- system or service failures, security breaches or network downtime.

Due to the foregoing factors, and other risks, including those identified in this "Risk Factors" section, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on these comparisons of our past results of operations as an indication of our future performance.

Our operating results in one or more future quarters may fluctuate, fall below the expectations of securities analysts and investors, or be less than any guidance we may provide to the market. If this occurs, the trading price of our common stock could decline significantly.

Our charter documents and Delaware law may delay, discourage, or inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay, discourage, or inhibit transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests, and may ultimately result in the market price of our common stock being lower than it would be without these provisions. These provisions:

- permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control;

- provide that the authorized number of directors may be changed by resolution of the board of directors;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice; and

- do not provide for cumulative voting rights.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We do not intend to declare dividends on our stock in the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Any payment of future cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.



General

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or to prevent or detect material misstatements in our annual or interim financial statements in the future could result in inaccurate financial reporting, or could otherwise harm our business and investor confidence in our financial reporting.

Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated periodically. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required to perform annual system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Furthermore, implementing any appropriate future changes to our internal control over financial reporting, including internal controls related to acquisitions and organic business growth, may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors, and employees from the operation of our business. If we are not able to comply with the requirements of Section 404 in the future, or if material weaknesses are identified, our business could be harmed and investor confidence in our financial reporting diminished.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We have an established security program and framework based on ISO/IEC 27001 ("Security Program") and maintain ISO/IEC 27001:2013, SOC 1 Type 2, and SOC 2 Type 2 certifications. The Security Program has been established to allow management oversight of cybersecurity risks, institute directives and principles for information security, ensure alignment to regulatory and contractual cybersecurity obligations, and enable timely incident response and remediation.

Our information security team has implemented and continues to maintain various technical, physical, and administrative controls as the foundation of our Security Program, which are designed to help us identify, manage, prevent, and mitigate risks from cybersecurity threats, including, but not limited to, incident detection systems and response plans, vulnerability management tools and processes, risk assessments, disaster recovery and business continuity plans, access controls, asset management, logging and monitoring, security awareness training, and third-party risk management programs.

Our information security team actively monitor and evaluate our networks, systems, data, and security risk profile to identify and assess cybersecurity risks. We use a variety of methods to identify and evaluate these risks using manual and automated tools and processes, including, network scans, vulnerability and maturity assessments, and subscribing to services and reports providing threat intelligence. In doing so, risks are assessed for criticality, prioritized in context of our business, and communicated to stakeholders for engagement as needed.

We use a variety of third-party service providers to support and execute on our Security Program. These third parties provide cybersecurity consulting services, cybersecurity software, penetration testing, audits, and other professional services to aid us in identifying, assessing, and managing risks from cybersecurity threats.

The Security Program is led by our Chief Information Security Officer ("CISO"), who has served in the role since 2023, has over 10 years of experience leading cybersecurity programs in a large, publicly traded, international enterprise, and is a Certified Information Systems Security Professional ("CISSP"). Our Executive Security Steering Committee ("ESSC"), comprised of selected members of leadership, assesses and manages any material risks from cybersecurity threats and manages our Security Program. The CISO and information security team provide regular updates to the ESSC on our Security Program and, in accordance with our security incident response plan, escalate applicable cybersecurity threats or incidents to the ESSC for review and management.



While we have experienced cybersecurity incidents and expect to continue to be subject to such incidents, to date, we have not experienced any cybersecurity incidents that have materially affected our business, financial condition, or results of operations. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business, financial condition, or results of operations, as further described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Governance

Our Audit Committee of our board of directors oversees our risk management processes related to cybersecurity risks and is regularly informed of such risks through presentations or reports from our CISO. Through committee reports, the Audit Committee apprises the full board of directors of any significant cybersecurity updates. In addition, our security incident response plan includes reporting certain cybersecurity incidents to our Audit Committee. Finally, our board of directors reviews cybersecurity risks on an annual basis, including discussing with management, our CISO, and members of the ESSC our strategy surrounding prevention, detection, mitigation, and remediation of potential security threats.

Item 2.   Properties

Our corporate headquarters, including our principal administrative, marketing, sales, technical support, and research and development facilities, are located in Minneapolis, Minnesota. This location includes approximately 200,000 square feet of space and is under lease through 2027. We lease other smaller facilities across the U.S. and international locations. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. For additional information regarding obligations under operating leases, see Note I of our consolidated financial statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 3.   Legal Proceedings

We are not currently subject to, or aware of, any claims or actions that would have a material adverse effect on our business, financial condition, or results of operations. From time to time, we may be named as a defendant in legal actions or otherwise be subject to claims arising from our normal business activities. We believe that we have obtained adequate insurance coverage and/or rights to indemnification in connection with potential legal proceedings that may arise.

Item 4.   Mine Safety Disclosures

Not applicable.



PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information - Our common stock is and has been traded on the Nasdaq Global Market under the symbol "SPSC" since April 22, 2010, the date of our initial public offering.

Stockholders of Record - As of February 11, 2025, we had 71 stockholders of record of our common stock, excluding holders whose stock is held either in nominee name and/or street name brokerage accounts.

Dividends - We have not declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and expansion of our business, and, therefore, we do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Stock Performance Graph and Cumulative Total Return

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed to be "filed" with the SEC or to be "soliciting material" under the Securities Exchange Act of 1934, as amended, ("Exchange Act"), and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return of our common stock with that of the Russell 1000 Index and the Nasdaq Computer Index from December 31, 2019 through December 31, 2024, utilizing the last trading day of each respective year. The return assumes that $100 was invested in shares of our common stock and the other indexes at the close of market on December 31, 2019, and that dividends, if any, were reinvested. The comparison in this graph is based on historical data and is not intended to forecast or be indicative of future performance of our common stock.

Comparison of Cumulative Total Returns of SPS Commerce, Inc. to Comparable Indexes



Recent Sales of Unregistered Securities; Use of Proceeds from Sales of Registered Securities

Not applicable.



Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 23, 2024 (announced July 25, 2024), our board of directors authorized a program to repurchase up to $100.0 million of our common stock, excluding costs to obtain. Under the program, purchases may be made from time to time in the open market or in privately negotiated purchases, or both. The new share repurchase program became effective August 23, 2024 and expires on July 24, 2026.

We did not make any repurchases under the program during the quarter ended December 31, 2024. For more information regarding our share repurchase programs, refer to Note J to our consolidated financial statements, included in Part II Item 8, *"Financial Statements and Supplementary Data"* of this Annual Report on Form 10-K.

Item 6.   **[Reserved]**



Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes which are included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Overview

SPS Commerce is transforming how our global retail supply chain co-operates by creating a more dynamic, interconnected community where players can more freely connect, collaborate, and prosper together. Our comprehensive suite of cloud-based products and solutions lead the industry in establishing and maintaining stronger collaboration between retailers, grocers, distributors, suppliers, manufacturers, and logistics firms around the globe.

Our products enable customers to enhance how they operate: both within their organizations and with their trading partners, with reduced operational costs and stronger supply chain performance; compete: with order and supply chain visibility, sell-through data, and optimized inventory management, and; adapt: through the limitless access to connect and grow with the world's largest retail network of trading partners that only SPS Commerce can offer.

We plan to continue to grow our business by further penetrating the supply chain management market, increasing revenues from our customers as their businesses grow, expanding our distribution channels, expanding our international presence and, from time to time, developing new products and applications. We also intend to selectively pursue acquisitions that will add customers, allow us to expand into new regions, or allow us to offer new functionalities.

Key Financial Terms, Metrics and Non-GAAP Financial Measures

Sources of Revenues

Recurring Revenues

We primarily derive our revenues from subscription-based recurring revenue services, which are recognized on a ratable basis over the contract term. The following are our recurring revenue streams:

Fulfillment - Our Fulfillment product is a comprehensive solution designed to streamline supply chain operations. Our connections empower retailers, grocers, distributors, suppliers, manufacturers, and logistics firms to efficiently send and receive order data, ensuring accurate execution of required processes from order to invoicing and revenue recovery through fully automated operations. By integrating seamlessly with existing systems, Fulfillment enhances day-to-day efficiency, reduces errors, and provides real-time visibility across all of our customers' order channels.

Analytics - Our Analytics product simplifies managing sell-through data from our customers' business partners. We handle data acquisition, cleansing, normalization, and delivery. Our pre-built dashboards create custom reports, or integrate data with existing tools, to gain insights to enhance product performance, forecasting, pricing, and inventory management.

Other Products - We provide several complementary products, such as:

- Assortment - Our Assortment product simplifies the communication of robust, accurate item data by automatically translating item attributes and hierarchies through a single connection across all sales channels.

- Community - Our Community product allows organizations to accelerate digitization of their supply chain and improve collaboration with suppliers through proven change management, onboarding programs, and supplier score carding.

One-time Revenues

One-time revenues consist of set-up fees, which are recognized ratably, generally over two years, and miscellaneous fees from customers, primarily professional services and testing and certification. Miscellaneous fees are recognized at the time service is provided.



Cost of Revenues and Operating Expenses

Cost of Revenues - Cost of revenues consist primarily of personnel costs, stock-based compensation expense, and technology costs for our customer success and implementation teams, customer support personnel, and application support personnel, as well as amortization related to internally developed software.

Sales and Marketing Expenses - Sales and marketing expenses consist primarily of personnel costs and stock-based compensation expense for our sales, marketing, and product management teams, external marketing costs, and commissions earned by our sales personnel and referral partners.

Research and Development Expenses - Research and development expenses consist primarily of personnel costs, stock-based compensation expense, and technology costs for development of new and maintenance of existing products, net of amounts capitalized as developed software.

General and Administrative Expenses - General and administrative expenses consist primarily of personnel costs, stock-based compensation expense, and technology costs for finance, human resources, and internal security and technology support, as well as professional services and other fees, such as bad debt expense and credit card processing fees.

Overhead Allocation - We allocate overhead expenses such as rent, certain employee benefit costs, certain software costs, and depreciation of general office assets to cost of revenues and operating expenses categories based on expense type using department headcount or salary.

Amortization of Intangibles Assets - Amortization expense consists of the expense recognition of acquired intangible assets over their estimated useful lives.

Other Income (Expense), net

Other income (expense), net consists primarily of investment income, in addition to realized gain (loss) from investments held and realized gain (loss) from foreign currency impacts on cash and investments.

Income Tax Expense

Income tax expense consists primarily of income taxes for U.S. federal jurisdiction in addition to income taxes for various state and international jurisdictions.

Metrics and Non-GAAP Financial Measures

Recurring Revenue - We define recurring revenue as active contracts during the reporting period to regularly pay us fees for subscription-based and reoccurring services. All components of the contracts that are not expected to recur (primarily set ups and professional services) are excluded from recurring revenue.

Recurring Revenue Customers - We define recurring revenue customers as customers with an active recurring revenue contract at the end of the period. A small portion of our recurring revenue customers consist of separate units within a larger organization and are separately invoiced. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct recurring revenue customers.

Wallet Share - We calculate the annualized average recurring revenues per recurring revenue customer, which we also refer to as wallet share, by dividing the annualized recurring revenues for the period by the average of the beginning and ending number of recurring revenue customers for the period.

Non-GAAP Financial Measures - To supplement our consolidated financial statements, we provide investors with Adjusted EBITDA, Adjusted EBITDA Margin, and non-GAAP income per share, all of which are non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful information to our management, board of directors, and investors regarding certain financial and business trends relating to our financial condition and results of operations.



Our management uses these non-GAAP financial measures to compare our performance to that of prior periods for trend analyses and planning purposes. Adjusted EBITDA is also used for purposes of determining executive and senior management incentive compensation. We believe these non-GAAP financial measures are useful to an investor as they are widely used in evaluating operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are used to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of capital structure and the method by which assets were acquired.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. These non-GAAP financial measures exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements and are subject to inherent limitations. Investors should review the reconciliations of non-GAAP financial measures to the comparable GAAP financial measures that are included in this "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions.

A critical accounting policy or estimate is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective, or complex judgments relating to uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, we believe that our policies for revenue recognition, internally developed software, and business combinations are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services. Set-up fees, a component of our revenue, are specific for each connection a customer has with a trading partner. These nonrefundable fees are necessary for our customers to utilize our services and do not provide any standalone value. Many of our customers have connections with numerous trading partners.

Set-up fees constitute a material renewal option right that provide customers a significant future incentive that would not be otherwise available to that customer unless they entered into the contract, as the set-up fees will not be incurred again upon contract renewal. As such, set-up fees and related costs are deferred and recognized ratably, generally over two years, which is the estimated period for which a material right is present for our customers.

Internally Developed Software

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs related to the design of the chosen path, coding, installation of the hardware necessary to run the software, and any testing done before the operational stage. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Additionally, maintenance of internally developed software is expensed as incurred. Amortization expense is calculated using the straight-line method over the estimated useful life, generally three years, commencing on the earlier date in which the asset is placed in service or ready for its intended use. The assets and related accumulated amortization are adjusted for asset retirements and disposals with the resulting gain or loss included in our consolidated statements of comprehensive income.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations may require us to make significant estimates and assumptions, especially with respect to intangible assets.



Significant estimates in valuing certain intangible assets may include, but are not limited to, utilizing variants of the income approach, such as the relief-from-royalty and multi-period excess earnings methods, which estimate future expected cash flows from acquired customers and developed technology from a market participant perspective, useful lives, and discount rates. Significant estimates in valuing liabilities for contingent consideration may include, but are not limited to, discount rates, projected financial results of the acquired businesses based on our most recent internal forecasts, and factors indicating the probability of achieving the forecasted results.

Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table presents our results of operations for the periods indicated:

| | Year Ended December 31, | | | | | Change | |
| | 2024 | | 2023 | | | | |
($ in thousands)	$	% of revenue[1]	$	% of revenue[1]		$	%
Revenues	$ 637,765	100 %	$ 536,910	100 %	$	100,855	19 %
Cost of revenues	210,714	33	182,069	34		28,645	16
Gross profit	427,051	67	354,841	66		72,210	20
Operating expenses							
Sales and marketing	148,920	23	122,936	23		25,984	21
Research and development	62,809	10	53,654	10		9,155	17
General and administrative	102,929	16	84,887	16		18,042	21
Amortization of intangible assets	23,510	4	16,116	3		7,394	46
Total operating expenses	338,168	53	277,593	52		60,575	22
Income from operations	88,883	14	77,248	14		11,635	15
Other income, net	10,593	2	8,315	2		2,278	27
Income before income taxes	99,476	16	85,563	16		13,913	16
Income tax expense	22,422	4	19,739	4		2,683	14
Net income	$ 77,054	12 %	$ 65,824	12 %	$	11,230	17 %

(1) Amounts in column may not foot due to rounding

Revenues - Revenues increased for the 96th consecutive quarter. The increase in revenue period-over-period resulted primarily from the increase in average recurring revenues per recurring revenue customer, which we also refer to as wallet share. Additionally, the revenue growth was attributable to an increase in recurring revenue customers, which is driven primarily by continued business growth and by business acquisitions.

- Wallet share increased 15% to approximately $13,300 for the year ended December 31, 2024 from approximately $11,550 for the year ended December 31, 2023. This was primarily attributable to increased usage of our products by our recurring revenue customers.

- The number of recurring revenue customers increased 1% to approximately 45,350 at December 31, 2024 from approximately 44,800 at December 31, 2023 primarily due to sales and marketing efforts to acquire new customers and due to recent acquisitions. New recurring revenue customers do not have a meaningful contribution to revenue at the beginning of their tenure as our recurring revenue customer, and therefore a majority of the increased revenue was generated from existing recurring revenue customers.



- Approximately 1,000 recurring revenue customers were added in September 2023 due to the acquisition of the existing customer base of TIE Kinetix. Approximately 50 recurring revenue customers were added in May 2024 due to the acquisition of the existing customer base of Traverse Systems, and approximately 200 recurring revenue customers were added in July 2024 due to the acquisition of the existing customer base of SupplyPike.

Recurring revenues increased 20% to $600,089 for the year ended December 31, 2024, as compared to the same period in 2023, and accounted for 94% of our total revenues in 2024 and 2023. We anticipate that the number of recurring revenue customers and wallet share will continue to increase as we execute our growth strategy focused on further penetration of our market.

Cost of Revenues - The increase in cost of revenues was primarily due to increased headcount, which resulted in an increase of $22.5 million in personnel-related costs. Additionally, there was an increase in software subscriptions of $4.0 million due to general growth of our business.

Sales and Marketing Expenses - The increase in sales and marketing expense was primarily due to increased headcount, which resulted in increases of $17.6 million in personnel-related costs and $2.8 million in stock-based compensation expense. Additionally, there was an increase of $3.9 million in product management costs.

Research and Development Expenses - The increase in research and development expense was primarily due to increased headcount, which resulted in an increase of $9.0 million in personnel-related costs.

General and Administrative Expenses - The increase in general and administrative expense was primarily due to increased headcount, which resulted in increases of $7.1 million in personnel-related costs and $3.5 million in stock-based compensation expense.

Amortization of Intangible Assets - The increase in amortization of intangible assets was driven by increased intangible assets related to recent business acquisitions.

Other Income, Net - The increase was primarily due to increased investment income.

Income Tax Expense - The increase in income tax expense was primarily driven by an increase in pre-tax income, partially offset by a decrease in nondeductible executive compensation and an increase in tax benefits from credits and foreign derived intangible income.

Adjusted EBITDA - Adjusted EBITDA consists of net income adjusted for income tax expense, depreciation and amortization expense, stock-based compensation expense, realized gain or loss from investments held and foreign currency impact on cash and investments, investment income, and other adjustments as necessary for a fair presentation. Other adjustments for the year ended December 31, 2024 included the expense impacts from disposals of certain capitalized internally developed software and one-time acquisition-related insurance costs. Other adjustments for the year ended December 31, 2023 included the expense impacts from disposals of certain capitalized internally developed software and acquisition-related employee severance costs. Net income is the comparable GAAP measure of financial performance.

The following table provides a reconciliation of net income to Adjusted EBITDA:

(in thousands)	Year Ended December 31,	
	2024	2023
Net income	$ 77,054	$ 65,824
Income tax expense	22,422	19,739
Depreciation and amortization of property and equipment	18,721	18,631
Amortization of intangible assets	23,510	16,116
Stock-based compensation expense	54,557	45,508
Realized gain from investments held and foreign currency impact on cash and investments	(115)	(1,726)
Investment income	(10,582)	(7,660)
Other	1,064	1,198
Adjusted EBITDA	$ 186,631	$ 157,630

Adjusted EBITDA Margin - Adjusted EBITDA Margin consists of Adjusted EBITDA divided by revenue. Margin, the comparable GAAP measure of financial performance, consists of net income divided by revenue.



The following table provides a comparison of Margin to Adjusted EBITDA Margin:

(in thousands, except Margin and Adjusted EBITDA Margin)	Year Ended December 31,	
	2024	2023
Revenue	$ 637,765	$ 536,910
Net income	77,054	65,824
Margin	12%	12%
Adjusted EBITDA	186,631	157,630
Adjusted EBITDA Margin	29%	29%

Non-GAAP Income per Share - Non-GAAP income per share consists of net income adjusted for stock-based compensation expense, amortization expense related to intangible assets, realized gain or loss from investments held and foreign currency impact on cash and investments, other adjustments as necessary for a fair presentation, including for the year ended December 31, 2024 the expense impacts from disposals of certain capitalized internally developed software and one-time acquisition-related insurance costs, and for the year ended December 31, 2023 the expense impacts from disposals of certain capitalized internally developed software and acquisition-related employee severance costs, and the corresponding tax impacts of the adjustments to net income, divided by the weighted average number of shares of common and diluted stock outstanding during each period. Net income per share, the comparable GAAP measure of financial performance, consists of net income divided by the weighted average number of shares of common and diluted stock outstanding during each period. To quantify the tax effects, we recalculated income tax expense excluding the direct book and tax effects of the specific items constituting the non-GAAP adjustments. The difference between this recalculated income tax expense and GAAP income tax expense is presented as the income tax effect of the non-GAAP adjustments.

The following table provides a reconciliation of net income to non-GAAP income per share:

(in thousands, except per share amounts)	Year Ended December 31,	
	2024	2023
Net income	$ 77,054	$ 65,824
Stock-based compensation expense	54,557	45,508
Amortization of intangible assets	23,510	16,116
Realized gain from investments held and foreign currency impact on cash and investments	(115)	(1,726)
Other	1,064	1,198
Income tax effects of adjustments	(24,505)	(19,983)
Non-GAAP income	$ 131,565	$ 106,937
Shares used to compute net income and non-GAAP income per share		
Basic	37,306	36,646
Diluted	37,856	37,475
Net income per share, basic	$ 2.07	$ 1.80
Non-GAAP adjustments to net income per share, basic	1.46	1.12
Non-GAAP income per share, basic	$ 3.53	$ 2.92
Net income per share, diluted	$ 2.04	$ 1.76
Non-GAAP adjustments to net income per share, diluted	1.44	1.09
Non-GAAP income per share, diluted	$ 3.48	$ 2.85



Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The discussion of our results from operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of $241.0 million and net accounts receivable of $52.0 million.

Statements of Cash Flows Summary

The summary of activity within the consolidated statements of cash flows was as follows:

(in thousands)	Year Ended December 31,	
	2024	2023
Net cash provided by operating activities	$ 157,398	$ 132,298
Net cash used in investing activities	(110,454)	(92,642)
Net cash provided by (used in) financing activities	(23,026)	15,970

Operating Activities

The increase in cash provided by operating activities from the year ended December 31, 2024 to the year ended December 31, 2023 was primarily due to an increase in net income as adjusted for non-cash expenses, of $28.2 million, driven by continued growth in revenue, as partially offset by cash paid for expenses to operate the growing business. Additionally, fluctuations in operating assets and liabilities resulted in a decrease of $3.1 million, driven by changes in the amount and timing of settlements and general growth of the business.

Investing Activities

The increase in cash used in investing activities from the year ended December 31, 2024 to the year ended December 31, 2023 was primarily due to an increase in cash used to acquire businesses of $77.7 million to further grow our business, partially offset by an increase in cash provided by net maturities of investments of $60.2 million.

Financing Activities

The increase in cash used in financing activities from the year ended December 31, 2024 to the year ended December 31, 2023 was primarily due to an increase in cash used for share repurchases of $37.6 million to continue to deliver shareholder value.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The discussion of our liquidity and capital resources for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.



Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2024 are summarized below:

	Payments Due by Period				
(in thousands)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Operating lease obligations, including imputed interest	$ 5,952	$ 6,916	$ 225	$ 48	$ 13,141
Purchase commitments	14,187	4,160	—	—	18,347
Total	$ 20,139	$ 11,076	$ 225	$ 48	$ 31,488

Future Capital Requirements

Our future capital requirements may vary significantly from those now planned and will depend on many factors, including:

- costs to develop and implement new products and applications, if any;
- sales and marketing resources needed to further penetrate our market and gain acceptance of new products and applications that we may develop;
- expansion of our operations in the U.S. and internationally;
- response of competitors to our products and applications; and
- use of capital for acquisitions.

Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we expand our business.

We believe our cash, cash equivalents, and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Foreign Currency Exchange and Inflation Rate Changes

For information regarding the effects of foreign currency exchange and inflation rate changes, refer to the section entitled "*Foreign Currency Exchange and Inflation Risk,*" included in Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, refer to Note A, General, in our Notes to Consolidated Financial Statements in the sections entitled "*Accounting Pronouncements Recently Adopted*" and "*Accounting Pronouncements Not Yet Adopted*" as applicable, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity Risk

The principal objectives of our investment activities are to preserve principal, provide liquidity, and maximize income consistent with minimizing risk of material loss. We are exposed to market risk related to changes in interest rates. We may choose based on our investment strategy to hold cash, cash equivalents, and investments in interest-bearing or non-interest-bearing accounts. Based upon a sensitivity model, an immediate hypothetical 50-basis point change in interest rates at December 31, 2024 would have resulted in a $1.0 million impact on our investment income included in net income (loss) for the year ended December 31, 2024. We do not enter into investments for trading or speculative purposes. We did not have any variable interest rate outstanding debt as of December 31, 2024.



Foreign Currency Exchange and Inflation Risk

Due to international operations, we have revenue, expenses, assets, and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Australian dollar, Canadian dollar, and Euro. Our consolidated balance sheet, results of operations, and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Our predominate exposure to foreign currency exchange rates are due to non-monetary assets held in currencies other than the U.S. dollar, and thus fluctuations in currencies primarily result in comprehensive income (loss), not net income (loss).

Our sales are primarily denominated in U.S. dollars. Our expenses are generally denominated in the local currencies in which our operations are located. As of December 31, 2024, we maintained 13% of our total cash and cash equivalents in foreign currencies. Based upon a sensitivity model, an immediate hypothetical 10% unfavorable change in all foreign currency exchange rates would have resulted in a $3.2 million impact on our cash and cash equivalents held in currencies other than the U.S. dollar as of December 31, 2024.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk, although we may do so in the future.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.





Item 8. Financial Statements and Supplementary Data

SPS Commerce, Inc. and Subsidiaries Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
SPS Commerce, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SPS Commerce, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of sufficiency of audit evidence over fulfillment and analytics revenue

As discussed in Note C to the consolidated financial statements, the Company's revenue is principally derived from recurring subscriptions to the Company's Fulfillment and Analytics products. The Company recorded $523.7 million and $55.7 million of revenue for the year ended December 31, 2024, for the Fulfillment and Analytics products, respectively. The Company's revenue recognition process is highly automated and is reliant upon information technology (IT) systems customized to recognize and record revenue.

We identified the evaluation of sufficiency of audit evidence over fulfillment and analytics revenue as a critical audit matter. Subjective auditor judgment was required in determining the nature and extent of procedures to be performed over revenue as well as the need to involve IT professionals with specialized skills and knowledge to assist in the performance of certain procedures.



The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over fulfillment and analytics revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to revenue recognition. We involved IT professionals with specialized skills and knowledge, who assisted in testing the general IT and application controls of the systems used in the Company's revenue recognition process. We performed a software-assisted data analysis to test relationships among certain revenue transactions. For a sample of transactions, we compared the amounts recognized by the Company with underlying documentation, including contracts with customers and cash receipts. Additionally, for the same sample of transactions, we recalculated the amount of revenue recognized in the period based on the terms of the arrangement. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
February 18, 2025



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
SPS Commerce, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited SPS Commerce, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2025 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired SupplyPike during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, SupplyPike's internal control over financial reporting associated with less than 5% of consolidated assets and less than 5% of consolidated revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of SupplyPike.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Minneapolis, Minnesota
February 18, 2025



SPS COMMERCE, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except shares)	December 31, 2024		December 31, 2023	
ASSETS				
Current assets				
Cash and cash equivalents	$	241,017	$	219,081
Short-term investments		—		56,359
Accounts receivable		56,214		50,160
Allowance for credit losses		(4,179)		(3,320)
Accounts receivable, net		52,035		46,840
Deferred costs		65,342		62,403
Other assets		23,513		16,758
Total current assets		381,907		401,441
Property and equipment, net		37,547		36,043
Operating lease right-of-use assets		8,192		7,862
Goodwill		399,180		249,176
Intangible assets, net		181,294		107,344
Other assets				
Deferred costs, non-current		20,572		20,347
Deferred income tax assets		505		505
Other assets, non-current		2,033		1,126
Total assets	$	1,031,230	$	823,844
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	8,577	$	7,420
Accrued compensation		47,160		41,588
Accrued expenses		12,108		8,014
Deferred revenue		74,256		69,187
Operating lease liabilities		4,583		4,460
Total current liabilities		146,684		130,669
Other liabilities				
Deferred revenue, non-current		6,189		6,930
Operating lease liabilities, non-current		7,885		9,569
Deferred income tax liabilities		15,541		8,972
Other liabilities, non-current		241		229
Total liabilities		176,540		156,369
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $0.001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding		—		—
Common stock, $0.001 par value; 110,000,000 shares authorized; 39,590,276 and 38,971,146 shares issued; and 37,661,308 and 36,820,048 shares outstanding, respectively		40		39
Treasury Stock, at cost; 1,928,968 and 2,151,098 shares, respectively		(99,748)		(128,892)
Additional paid-in capital		627,982		537,061
Retained earnings		336,099		259,045
Accumulated other comprehensive gain (loss)		(9,683)		222
Total stockholders' equity		854,690		667,475
Total liabilities and stockholders' equity	$	1,031,230	$	823,844

See accompanying notes to these consolidated financial statements.



SPS COMMERCE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 637,765	$ 536,910	$ 450,875
Cost of revenues	210,714	182,069	153,065
Gross profit	427,051	354,841	297,810
Operating expenses			
Sales and marketing	148,920	122,936	101,772
Research and development	62,809	53,654	45,748
General and administrative	102,929	84,887	67,340
Amortization of intangible assets	23,510	16,116	11,768
Total operating expenses	338,168	277,593	226,628
Income from operations	88,883	77,248	71,182
Other income, net	10,593	8,315	142
Income before income taxes	99,476	85,563	71,324
Income tax expense	22,422	19,739	16,190
Net income	$ 77,054	$ 65,824	$ 55,134
Other comprehensive income (expense)			
Foreign currency translation adjustments	(9,384)	3,393	(2,240)
Unrealized gain on investments, net of tax of $363, $644, and $147, respectively	1,089	1,932	441
Reclassification of gain on investments into earnings, net of tax of $(537), $(564), and $(55), respectively	(1,610)	(1,692)	(165)
Total other comprehensive income (expense)	(9,905)	3,633	(1,964)
Comprehensive income	$ 67,149	$ 69,457	$ 53,170
Net income per share			
Basic	$ 2.07	$ 1.80	$ 1.53
Diluted	$ 2.04	$ 1.76	$ 1.49
Weighted average common shares used to compute net income per share			
Basic	37,306	36,646	36,117
Diluted	37,856	37,475	36,953

See accompanying notes to these consolidated financial statements.



SPS COMMERCE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except shares)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
Balances, December 31, 2021	36,009,257	$ 38	1,789,353	$ (85,677)	$ 433,258	$ 138,087	$ (1,447)	$ 484,259
Stock-based compensation	—	—	—	—	31,275	—	—	31,275
Shares issued pursuant to stock awards	440,427	—	—	—	4,908	—	—	4,908
Employee stock purchase plan activity	70,107	—	—	—	6,676	—	—	6,676
Repurchases of common stock	(361,745)	—	361,745	(43,215)	—	—	—	(43,215)
Net income	—	—	—	—	—	55,134	—	55,134
Foreign currency translation adjustments	—	—	—	—	—	—	(2,240)	(2,240)
Unrealized gain on investments, net of tax	—	—	—	—	—	—	441	441
Reclassification of gain on investments into earnings, net of tax	—	—	—	—	—	—	(165)	(165)
Balances, December 31, 2022	36,158,046	$ 38	2,151,098	$ (128,892)	$ 476,117	$ 193,221	$ (3,411)	$ 537,073
Stock-based compensation	—	—	—	—	42,975	—	—	42,975
Shares issued pursuant to stock awards	598,361	1	—	—	9,855	—	—	9,856
Employee stock purchase plan activity	63,641	—	—	—	8,114	—	—	8,114
Net income	—	—	—	—	—	65,824	—	65,824
Foreign currency translation adjustments	—	—	—	—	—	—	3,393	3,393
Unrealized gain on investments, net of tax	—	—	—	—	—	—	1,932	1,932
Reclassification of gain on investments into earnings, net of tax	—	—	—	—	—	—	(1,692)	(1,692)
Balances, December 31, 2023	36,820,048	$ 39	2,151,098	$ (128,892)	$ 537,061	$ 259,045	$ 222	$ 667,475
Stock-based compensation	—	—	—	—	51,668	—	—	51,668
Shares issued pursuant to stock awards	557,151	1	—	—	4,713	—	—	4,714
Employee stock purchase plan activity	61,979	—	—	—	9,827	—	—	9,827
Repurchases of common stock, net of costs	(205,331)	—	205,331	(37,567)	—	—	—	(37,567)
Reissuances of treasury stock	427,461	—	(427,461)	66,711	24,713	—	—	91,424
Net income	—	—	—	—	—	77,054	—	77,054
Foreign currency translation adjustments	—	—	—	—	—	—	(9,384)	(9,384)
Unrealized gain on investments, net of tax	—	—	—	—	—	—	1,089	1,089
Reclassification of gain on investments into earnings, net of tax	—	—	—	—	—	—	(1,610)	(1,610)
Balances, December 31, 2024	37,661,308	$ 40	1,928,968	$ (99,748)	$ 627,982	$ 336,099	$ (9,683)	$ 854,690

See accompanying notes to these consolidated financial statements.



SPS COMMERCE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 77,054	$ 65,824	$ 55,134
Reconciliation of net income to net cash provided by operating activities			
Deferred income taxes	(9,786)	(10,079)	(3,732)
Depreciation and amortization of property and equipment	18,721	18,631	16,421
Amortization of intangible assets	23,510	16,116	11,768
Provision for credit losses	7,683	5,707	3,359
Stock-based compensation	54,557	45,508	33,399
Other, net	577	2,415	220
Changes in assets and liabilities, net of effects of acquisitions			
Accounts receivable	(9,653)	(11,949)	(6,435)
Deferred costs	(3,120)	(10,724)	(10,646)
Other assets and liabilities	(7,313)	1,834	2,632
Accounts payable	796	(3,947)	144
Accrued compensation	1,434	7,143	(3,786)
Accrued expenses	4,115	1,302	(2,829)
Deferred revenue	728	6,464	5,965
Operating leases	(1,905)	(1,947)	(1,562)
Net cash provided by operating activities	157,398	132,298	100,052
Cash flows from investing activities			
Purchases of property and equipment	(20,046)	(19,761)	(19,880)
Purchases of investments	(85,759)	(133,994)	(160,427)
Maturities of investments	143,275	131,331	158,937
Acquisition of businesses, net	(147,924)	(70,218)	(91,420)
Net cash used in investing activities	(110,454)	(92,642)	(112,790)
Cash flows from financing activities			
Repurchases of common stock	(37,567)	—	(43,215)
Net proceeds from exercise of options to purchase common stock	4,714	9,856	4,908
Net proceeds from employee stock purchase plan activity	9,827	8,114	6,676
Payments for contingent consideration	—	(2,000)	—
Net cash provided by (used in) financing activities	(23,026)	15,970	(31,631)
Effect of foreign currency exchange rate changes	(1,982)	562	(290)
Net increase (decrease) in cash and cash equivalents	21,936	56,188	(44,659)
Cash and cash equivalents at beginning of period	219,081	162,893	207,552
Cash and cash equivalents at end of period	$ 241,017	$ 219,081	$ 162,893
Supplemental disclosure of cash flow information			
Cash paid for income taxes	$ 27,097	$ 29,207	$ 16,076
Non-cash financing activity:			
Contingent consideration related to acquisition	$ —	$ —	$ 2,000

See accompanying notes to these consolidated financial statements.



SPS COMMERCE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – General

Business Description

SPS Commerce is transforming how our global retail supply chain co-operates by creating a more dynamic, interconnected community where players can more freely connect, collaborate, and prosper together. Our comprehensive suite of cloud-based products and solutions lead the industry in establishing and maintaining stronger collaboration between retailers, grocers, distributors, suppliers, manufacturers, and logistics firms around the globe.

Our products enable customers to enhance how they operate: both within their organizations and with their trading partners, with reduced operational costs and stronger supply chain performance; compete: with order and supply chain visibility, sell-through data, and optimized inventory management, and; adapt: through the limitless access to connect and grow with the world's largest retail network of trading partners that only SPS Commerce can offer.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of SPS Commerce, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Foreign Currency Translation

The functional currency of our foreign operations is generally the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using an average exchange rate during the year. The translation adjustments are deferred as a component of other comprehensive income within the consolidated statements of comprehensive income and the consolidated statements of stockholders' equity. Gains or losses resulting from transactions denominated in foreign currencies are included in other income (expense), net in our consolidated statements of comprehensive income.

Use of Estimates

Preparing financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Assets acquired include tangible and intangible assets. We use estimates and assumptions that we believe are reasonable as a part of the purchase price allocation, which includes the process to determine the fair value of purchased intangible assets and the process to determine the value of any contingent consideration liabilities. We value identifiable intangible assets using variants of the income approach, such as the relief-from-royalty and multi-period excess earnings methods. The income approach uses estimates such as future expected cash flows from acquired customers and developed technology from a market participant perspective, useful lives, and discount rates to estimate the fair values of the identifiable intangible assets. We record the acquisition-date fair value of any contingent liabilities, such as earn-out provisions, as part of the consideration transferred, if present. The unsettled earn-out liability, if any, is subsequently remeasured at each reporting date at fair value through earnings.

While we believe these estimates and assumptions are reasonable, they are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of the assets acquired and the liabilities assumed. Any such adjustments would be recorded as an offset to goodwill or a working capital purchase price adjustment as applicable. Upon the conclusion of the measurement period or final determination of the fair values, whichever comes first, any subsequent adjustments would be recorded in our consolidated statements of comprehensive income.



Segment Information

The single operating and reporting segment we have is Supply Chain Management Solutions. This segment derives revenues from customers by providing access to our cloud-based supply chain management services, primarily under subscription-based service arrangements.

Our Chief Executive Officer acts as the Company's chief operating decision maker ("CODM"). Our CODM primarily reviews revenue, consolidated net income, and consolidated Adjusted EBITDA for purposes of allocating resources and evaluating financial performance. These measures are used to monitor budget versus actual results as well as trends versus historical performance, which are the CODM's primary considerations to assess performance. The CODM does not use an asset measure to allocate resources or evaluate the consolidated performance. There are no segment managers who are held accountable by the CODM, or anyone else, for operations, operating results and planning for levels or components below the consolidated unit level. Adjusted EBITDA is a non-GAAP financial measure also reported in *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents in financial institutions in excess of federally insured limits, accounts receivable, and investments. Cash and cash equivalents are held with financial institutions that we believe are subject to minimal risk. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of our customers, which are routinely assessed for potential credit losses. We believe that the receivable credit risk exposure is limited. Our investment policy limits the amount of credit exposure with any one financial institution or commercial issuer and sets requirements regarding credit rating and investment maturities to safeguard liquidity and minimize risk.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days.

Investments

We invest in money market funds, certificates of deposit, and/or marketable securities such as commercial paper, highly liquid debt instruments of the U.S. government, and U.S. corporate debt securities. Investments with remaining maturities of less than one year from the balance sheet date are classified as short-term investments whereas those with remaining maturities of more than one year from the balance sheet date are classified as investments, non-current.

Securities classified as available for sale are carried at fair value and the unrealized gains and losses on these investments, net of taxes, are included in accumulated other comprehensive gain (loss) in the consolidated balance sheets. Realized gains or losses are included in other income (expense), net in the consolidated statements of comprehensive income, on a specific identification basis. Certain securities accrue interest that is included in other income (expense), net as investment income. Investment income includes interest earned on securities, net of amortization of premiums and accretion of discounts from the purchase of available for sale securities, and interest earned on our cash and cash equivalents. If a determination has been made that the fair value of a marketable security is below its amortized cost basis, the portion of the unrealized loss that corresponds to a credit-related factor is realized through a credit allowance on the marketable security and the equivalent expense is realized in other income (expense), net in the consolidated statements of comprehensive income.

Fair Value Measurements

The carrying amounts of our short-term financial instruments, which include cash, cash equivalents, accounts receivable, and accounts payable, approximates fair value due to their short-term nature.

Recurring Fair Value Measurements

We measure certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that are used to measure fair value are:

- • Level 1 – quoted prices in active markets for identical assets or liabilities.



- Level 2 – observable inputs other than Level 1 prices, such as (a) quoted prices for similar assets or liabilities, (b) quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or (c) model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Nonrecurring Fair Value Measurements

We measure certain assets and liabilities at fair value on a nonrecurring basis, including long-lived assets, goodwill, and indefinite-lived intangible assets.

Accounts Receivable

Accounts receivable are initially recorded upon the sale and invoicing of products to customers. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for credit losses, which represent estimated losses resulting from customers not making required payments on accounts receivables. When determining the allowance, we pool our outstanding accounts receivable invoices based on the contractual due date of payment. We take several factors into consideration for estimated credit losses by pool, primarily our historical credit losses, with additional adjustments made for current and future macro-economic conditions and retail bankruptcy trends. We write-off accounts receivable when they are determined to be uncollectible. Changes in the allowance are recorded as bad debt expense and are included in general and administrative expense in our consolidated statements of comprehensive income.

Property and Equipment

Property and equipment, including assets acquired under lease obligations, are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives, commencing on the earlier date in which the asset is placed in service or ready for its intended use.

The estimated useful lives of property and equipment were as follows:

	Estimated Useful Life
Internally developed software	3 years
Computer equipment	3 years
Office equipment and furniture	5-7 years
Leasehold improvements	Shorter of the useful life of the asset or the remaining term of the lease

Significant additions or improvements extending asset lives beyond one year are capitalized, while repairs and maintenance are charged to expense as incurred. The assets and related accumulated depreciation and amortization are adjusted for asset retirements and disposals with the resulting gain or loss included in our consolidated statements of comprehensive income.

We capitalize and amortize eligible costs to acquire or generate internally developed software that are incurred during the application development stage, which include costs related to the design of the chosen path, coding, installation of the hardware necessary to run the software, and any testing done before the operational stage. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Additionally, maintenance of internally developed software is expensed as incurred.

Leases

We determine if an arrangement is a lease at inception. Operating leases with initial terms longer than 12 months are included in operating lease right-of-use assets, current operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheets.



Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use the implicit interest rate when readily determinable. We estimate the discount rate for a similar collateralized asset by estimating costs of borrowing. The operating lease ROU asset also includes any lease payments made and lease incentives that have been incurred. The options to extend our leases are not recognized as part of our ROU assets and lease liabilities unless it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For all leases, we combine non-lease components with the related lease components and account for it as a single lease component. The ROU assets are subject to the same impairment process as our long-lived assets. Additionally, we review our lease liabilities for remeasurement whenever there is a triggering event or when relevant facts and circumstances change.

Research and Development

Research and development costs primarily include development, maintenance, and data conversion activities related to our cloud-based supply chain management products and are expensed as incurred. Research and development costs are net of amounts capitalized as internally developed software.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is attributed to a trained workforce and other buyer-specific value resulting from expected synergies, including long-term cost savings, which are not included in the fair values of identifiable assets.

We test goodwill for impairment annually at November 30, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the net assets with the carrying amount of the reporting unit. We determine the fair value of our single reporting unit based on our market capitalization at the testing date. If the carrying amount exceeds the fair value of the reporting unit, we would recognize an impairment loss in the consolidated statements of comprehensive income, to the extent that the carrying amount exceeds fair value.

Intangible Assets

Assets acquired in business combinations may include identifiable intangible assets such as subscriber relationships and developed technology. We recognize the fair value of the identifiable intangible assets acquired separately from goodwill. We have determined the fair value and useful lives of our purchased intangible assets using certain estimates and assumptions that we believe are reasonable. The purchased intangible assets are being amortized on a straight-line basis over their estimated useful lives.

The estimated useful lives for intangible assets were as follows:

	Estimated Useful Life
Subscriber relationships	7-10 years
Developed technology	5-10 years

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount of an asset group exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured and recorded as an expense in the consolidated statements of comprehensive income as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition

Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services.



We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, we satisfy a performance obligation

See Note C for further descriptions of our revenue recognition policy.

Deferred Costs

Deferred costs are those that are incurred to fulfill or obtain customer contracts and that are considered incremental and recoverable costs. These consist primarily of customer implementation costs and certain commissions paid to sales personnel and referral partners, respectively, at contract inception. These costs are deferred and amortized over the expected period of benefit which we have determined primarily to be two years.

Customer implementation costs are based on actual costs incurred. Related amortization expense is included in cost of revenues in the consolidated statements of comprehensive income.

Sales commissions are calculated based on estimated annual recurring revenue to be generated over the customer's initial contract period. Related amortization expense is included in sales and marketing expenses in the consolidated statements of comprehensive income.

Stock-Based Compensation

Stock-based compensation includes grants of incentive and nonqualified stock options, performance share units ("PSUs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), deferred stock units ("DSUs"), employee stock purchase plan ("ESPP") activity, and 401(k) stock match and is used to compensate employees, executive officers, and non-employee directors.

We recognize the cost of all stock-based payments based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award or the award performance period, except for expenses relating to retirement-eligible employees that have not given their required notice, which is recognized on a pro-rata basis over the notice period prior to retirement. For all awards, we recognize forfeitures as they occur.

RSAs result in the issuance of new shares of common stock when granted. For other stock-based awards, new shares of common stock are issued when the award is exercised, vested, or released according to the terms of the agreement.

Our ESPP allows participating employees to purchase shares of our common stock at a discount through payroll deductions. The plan is available to all employees subject to certain eligibility requirements. Participating employees may purchase common stock, on a voluntary after-tax basis, at a price that is the lower of 85% of the fair market value of our common stock at the beginning or end of each stock purchase period. The plan is a Type B plan, so the number of shares a participants can acquire is variable. Participants purchase more shares as the stock price decreases, up to the total amount originally elected to withhold at the beginning of the offering period. The plan consists of two six-month offering periods, beginning on January 1 and July 1 of each calendar year.

The fair value of stock options and ESPP activity is estimated using the Black-Scholes option valuation model. The fair value for RSAs, RSUs, and DSUs is the closing market value of the underlying stock on the date of grant less the purchase price (if any). The fair value of PSUs is estimated using a Monte Carlo simulation.

Judgment is required in determining the expected volatility of common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected volatility of the options is based on the historical volatility of our common stock. The expected term of the options is derived from historical data on option holder exercises and post-vesting employment termination behavior.



Additional valuation inputs include our expected non-issuance of future common stock dividends and the risk-free interest rate that is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equaling the expected life at the grant date. For PSUs, the Monte Carlo simulation utilizes multiple input variables that determine the probability of satisfying the performance conditions stipulated in the award.

Share Repurchases and Reissuances

Share repurchases, reflected as treasury stock on the consolidated balance sheets, are accounted for as the trade date occurs and are reflected net of the costs incurred to acquire the shares. Share repurchases that have not yet settled in cash are included in accrued expenses in the consolidated balance sheets. Treasury stock reissuances are accounted for using the specific identification method, with gains (or losses to the extent of previously recognized gains) recognized in additional paid-in capital and any remaining loss recorded in retained earnings in the consolidated financial statements.

Income Taxes

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax positions are reduced by a valuation allowance when, in our judgment, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax positions are net by jurisdiction on the consolidated balance sheet.

We assess our ability to realize our deferred tax assets at the end of each reporting period. Realization of our deferred tax assets is contingent upon future taxable earnings. Accordingly, this assessment requires estimates and judgment. If the estimates of future taxable income vary from actual results, our assessment regarding the realization of these deferred tax assets could change. Future changes in the estimated amount of deferred taxes expected to be realized will be reflected in our consolidated financial statements in the period the estimate is changed, with a corresponding adjustment to our operating results.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would "more likely than not" sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

We are subject to income taxes for U.S. federal and various state and international jurisdictions. We are generally subject to U.S. federal and state tax examinations for most prior tax years due to our net operating loss and research & development credit carryforwards and the utilization of the carryforwards in years still open under statute. The deferred tax asset for the federal net operating loss carryforward is reported net of the Section 382 limitations.

When applicable, the Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Net Income Per Share

Basic net income per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted net income per share also includes the impact of our outstanding potential common shares. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income per share.

Accounting Pronouncements Recently Adopted

Standard	Date of Issuance	Description	Date of Adoption	Effect on the Financial Statements
ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures	November 2023	This amendment requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker.	2024	The adoption resulted in additional disclosure.



Accounting Pronouncements Not Yet Adopted

Standard	Date of Issuance	Description	Date of Required Adoption	Effect on the Financial Statements
ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	December 2023	This amendment requires that an entity disclose specific categories in the effective tax rate reconciliation table as well as provide disclosure of disaggregated information related to income tax expense, income before income taxes, and income taxes paid.	2025	We are currently evaluating the adoption on our financial statements and anticipate the impact will result in additional disclosure.
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)	November 2024	This amendment requires that an entity disclose in its notes to financial statements specified information about certain costs and expenses.	2027	We are currently evaluating the adoption on our financial statements and anticipate the impact will result in additional disclosure.

NOTE B – Business Acquisitions

SupplyPike

Effective July 31, 2024, we acquired SupplyPike, a revenue recovery solution, through the purchase of all of the outstanding equity ownership interests in SupplyPike. Pursuant to the definitive agreement and plan of merger, the total consideration transferred at close was $205.8 million, net of cash acquired. The consideration was comprised of $118.6 million paid in cash and 404,587 shares of SPS common stock (valued at $87.2 million, determined at acquisition close based on the price of SPS common stock). The shares were issued from SPS treasury shares, see Note J - *Stockholders' Equity* for further detail on the treasury share reissuance. The purchase accounting for the acquisition has not been finalized as of December 31, 2024; provisional amounts are primarily related to intangible assets and tax components. We will finalize the allocation of the purchase price within the one-year measurement period following the acquisition. The goodwill associated with the acquisition is not deductible for income tax purposes.

Purchase Price Allocation

We accounted for the acquisition as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

The following table presents the purchase consideration and fair values of acquired assets and liabilities recorded in the Company's consolidated balance sheet as of the acquisition date:

(in thousands)		
Cash paid	$	124,769
Equity consideration		87,156
Total consideration	$	211,925
Estimated fair value of assets and liabilities acquired:		
Cash	$	6,118
Other assets		3,732
Intangible assets		
Subscriber relationships		71,822
Developed technology		21,090
Deferred revenue		(2,297)
Other liabilities		(2,644)
Deferred income tax liabilities, net		(17,347)
Total fair value of assets and liabilities acquired	$	80,474
Goodwill	$	131,451



The following table summarizes the preliminary estimated useful lives for each acquired intangible asset:

	Useful Life
Subscriber relationships	9.0 years
Developed technology	8.0 years

Traverse Systems

Effective May 8, 2024, we entered into an asset purchase agreement to acquire certain assets of Traverse Systems, an industry-leading provider in retailer supply chain performance and vendor management. Total consideration transferred at close was $29.4 million, which was comprised of $25.0 million paid in cash and 22,874 shares of SPS common stock (valued at $4.4 million, determined at acquisition close based on the price of SPS common stock). The shares were issued from SPS treasury shares, see Note J - *Stockholders' Equity* for further detail on the treasury share reissuance.

We accounted for the acquisition as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Assets acquired primarily comprised of subscriber relationships and developed technology intangible assets, totaling $7.7 million and $3.6 million of estimated fair value, respectively, and $18.4 million was allocated to goodwill. The remainder of the consideration transferred was allocated to net assets acquired other than the intangible assets. The purchase accounting for the acquisition was finalized in the year ended December 31, 2024. The goodwill associated with the acquisition is deductible for income tax purposes.

Vision33

Effective April 10, 2024, the Company entered into an asset purchase agreement to acquire Vision33's SAP Business One SPS Integration Technology. Pursuant to the definitive agreement, the purchase price, denominated in Canadian dollars ("CAD"), was $5.8 million CAD ($4.3 million U.S. dollars ("USD") at the agreement date exchange rate), of which $4.5 million CAD ($3.3 million USD) was paid in cash at close, with the remainder payable in cash within two years, subject to certain closing conditions. Assets acquired were primarily comprised of developed technology and subscriber relationships, totaling $1.7 million USD and $0.4 million USD of estimated fair value, respectively. The remainder of the consideration transferred, $2.2 million USD, was allocated to goodwill. The purchase accounting for the acquisition was finalized in the year ended December 31, 2024. The goodwill associated with the acquisition is deductible for income tax purposes.

TIE Kinetix

Effective September 13, 2023, we acquired all of the outstanding equity ownership interests of TIE Kinetix Holding B.V. ("TIE Kinetix"), a leading provider of supply chain digitalization including EDI and e-invoicing in Europe and the United States. Pursuant to the definitive agreement, the purchase price was €63.9 million ($68.7 million at the September 13, 2023 exchange rate), net of cash acquired. In the year ended December 31, 2024, provisional amounts were adjusted by $1.8 million, primarily relating to a $2.9 million decrease in estimated value of intangible assets and the corresponding $1.0 million change to the deferred tax position, with the offsets to goodwill. The purchase accounting was finalized in the year ended December 31, 2024. The goodwill associated with the acquisition is not deductible for income tax purposes.

Other Acquisition Activity

On December 30, 2024, we entered into a definitive agreement to acquire all of the outstanding equity ownership interests of Carbon6, a provider of software tools to Amazon sellers, including specialized offerings for revenue recovery for both first-party (1P) and third-party (3P) suppliers. The acquisition became effective on February 4, 2025 ("Close"). Pursuant to the definitive agreement, the total consideration transferred at Close was $209.1 million, net of cash acquired and subject to post-close customary adjustments. The consideration was comprised of $141.4 million paid in cash and 378,100 shares of SPS common stock (valued at $67.7 million, determined at acquisition Close based on the price of SPS common stock). The shares were issued from SPS treasury shares. Given the timing of the acquisition, the Company is currently in the process of determining the impact on its financial statements.

 **SPS COMMERCE, INC.**

NOTE C – Revenue

We derive our revenues from the following revenue streams:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Recurring revenues:			
Fulfillment	$ 523,704	$ 436,702	$ 364,148
Analytics	55,717	51,703	46,894
Other	20,668	13,608	8,005
Recurring revenues	600,089	502,013	419,047
One-time revenues	37,676	34,897	31,828
Total revenue	$ 637,765	$ 536,910	$ 450,875

Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services.

Revenue by Geographic Area

Domestic revenue, which we define as revenue that was attributable to customers based within the U.S. was as follows:

	Year Ended December 31,		
	2024	2023	2022
Domestic revenue	83 %	84 %	84 %

No single jurisdiction outside of the U.S. had revenues in excess of 10%.

Recurring Revenues

We define recurring revenue as active contracts during the reporting period to regularly pay us fees for subscription-based and reoccurring services. All components of the contracts that are not expected to recur (primarily set ups and professional services) are excluded from recurring revenue.

Revenue for subscription-based services is recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Our contracts primarily range from monthly to annual and generally allow the customer to cancel the contract for any reason with 30 to 90 days' notice. Timing of billings varies by customer and by contract type and are either in advance or within 30 days of the service being performed.

Given that the recurring revenue contracts are generally for one year or less, we have applied the optional exemption to not disclose information about the remaining performance obligations for recurring revenue contracts.

One-time Revenues

One-time revenues consist of set-up fees and miscellaneous fees from customers.

Set-up revenues

Set-up fees, a component of our revenue, are specific for each connection a customer has with a trading partner. These nonrefundable fees are necessary for our customers to utilize our services and do not provide any standalone value. Many of our customers have connections with numerous trading partners.

Set-up fees constitute a material renewal option right that provide customers a significant future incentive that would not be otherwise available to that customer unless they entered into the contract, as the set-up fees will not be incurred again upon contract renewal. As such, set-up fees and related costs are deferred and recognized ratably, generally over two years, which is the estimated period for which a material right is present for our customers.



The table below presents the activity of the portion of the deferred revenue liability relating to set-up fees. We expect to recognize $12.9 million of the balance as of December 31, 2024 as revenue over the next 12 months with the remaining amount recognized thereafter.

(in thousands)	Year Ended December 31,	
	2024	2023
Balance, beginning of year	$ 17,603	$ 14,999
Invoiced set-up fees	16,915	19,146
Recognized set-up fees	(17,783)	(16,542)
Balance, end of year	$ 16,735	$ 17,603

Miscellaneous one-time revenues

Miscellaneous one-time fees primarily consist of professional services and testing and certification.

The contract period for these one-time fees is for one year or less and recognized at the time service is provided. We have applied the optional exemption to not disclose information about the remaining performance obligations for miscellaneous one-time fee contracts since they have original durations of one year or less.

Deferred Revenue

In the year ended December 31, 2024, we recognized revenue of $69.2 million from amounts included in deferred revenue at December 31, 2023.

NOTE D – Deferred Costs

The deferred costs activity was as follows:

(in thousands)	Year Ended December 31,	
	2024	2023
Balance, beginning of year	$ 82,750	$ 70,179
Incurred deferred costs	90,482	89,012
Amortized deferred costs	(87,318)	(76,441)
Balance, end of year	$ 85,914	$ 82,750

NOTE E – Fair Value Measurements

Cash equivalents and investments, as measured at fair value on a recurring basis, consisted of the following:

	December 31,							
	2024				2023			
	Fair Value Level	Amortized Cost	Unrealized Gains (Losses), net	Fair Value	Fair Value Level	Amortized Cost	Unrealized Gains (Losses), net	Fair Value
(in thousands)								
Cash equivalents:								
Money market funds	Level 1	$ 178,417	$ —	$ 178,417	Level 1	$ 161,233	$ —	$ 161,233
Investments:								
Certificates of deposit	Level 2	—	—	—	Level 1	6,805	—	6,805
Marketable securities:								
Commercial paper	Level 2	—	—	—	Level 2	48,860	694	49,554
		$ 178,417	$ —	$ 178,417		$ 216,898	$ 694	$ 217,592



NOTE F – Allowance for Credit Losses

The allowance for credit losses activity, included in accounts receivable, net, was as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Balance, beginning of year	$ 3,320	$ 3,066	$ 4,249
Provision for credit losses	7,683	5,707	3,359
Write-offs, net of recoveries	(6,824)	(5,453)	(4,542)
Balance, end of year	$ 4,179	$ 3,320	$ 3,066

NOTE G – Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,	
(in thousands)	2024	2023
Internally developed software	$ 73,617	$ 60,396
Computer equipment	27,890	34,402
Leasehold improvements	14,999	15,387
Office equipment and furniture	8,796	10,966
Property and equipment, cost	125,302	121,151
Less: accumulated depreciation and amortization	(87,755)	(85,108)
Total property and equipment, net	$ 37,547	$ 36,043

Depreciation and amortization expense of property and equipment was as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Depreciation and amortization expense	$ 18,721	$ 18,631	$ 16,421

Property and equipment, net located at subsidiary and office locations outside of the U.S. was as follows:

	December 31,	
	2024	2023
International property and equipment	18 %	15 %

NOTE H – Goodwill and Intangible Assets, Net

Goodwill

The activity in goodwill was as follows:

	Year Ended December 31,
(in thousands)	2024
Balance, beginning of year	$ 249,176
Addition from business acquisitions	154,632
Foreign currency translation	(6,445)
Remeasurement from provisional purchase accounting amount	1,817
Balance, end of year	$ 399,180



SPS COMMERCE, INC.

Intangible Assets

Intangible assets, net consisted of the following:

($ in thousands)	December 31, 2024				
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net	Weighted Average Remaining Amortization Period
Subscriber relationships	$ 178,147	$ (47,432)	$ (1,715)	$ 129,000	7.3 years
Developed technology	77,108	(24,111)	(703)	52,294	5.7 years
	$ 255,255	$ (71,543)	$ (2,418)	$ 181,294	6.9 years

($ in thousands)	December 31, 2023				
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net	Weighted Average Remaining Amortization Period
Subscriber relationships	$ 105,228	$ (32,097)	$ 724	$ 73,855	6.6 years
Developed technology	48,843	(15,669)	315	33,489	5.0 years
	$ 154,071	$ (47,766)	$ 1,039	$ 107,344	6.1 years

Amortization expense of intangible assets was as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Amortization expense	$ 23,510	$ 16,116	$ 11,768

The estimated future annual amortization expense related to intangible assets is as follows:

(in thousands)	
2025	$ 29,528
2026	28,690
2027	28,216
2028	26,886
2029	20,446
Thereafter	47,528
Total future amortization	$ 181,294

NOTE I – Commitments and Contingencies

Leases

We are engaged in a lease agreement for our current headquarters located in Minneapolis, Minnesota where we lease approximately 200,000 square feet under an agreement that expires in 2027. The lease also has two options to extend the term for five years each at a market rate determined in accordance with the lease. We lease other smaller facilities across the U.S. and international locations.



The components of lease expense were as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 3,420	$ 3,123	$ 3,087
Variable lease cost	3,685	3,771	3,576
	$ 7,105	$ 6,894	$ 6,663

Supplemental cash flow information related to operating leases was as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash outflows from operating leases	$ 5,209	$ 5,022	$ 4,639
Right-of-use assets obtained in exchange for operating lease liabilities	3,158	1,147	934

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	2.4 years	3.1 years
Weighted-average discount rate	4.3 %	4.0 %

At December 31, 2024, our future minimum payments under operating leases were as follows:

(in thousands)	
2025	$ 5,952
2026	4,996
2027	1,920
Thereafter	273
Total future gross payments	13,141
Less: imputed interest	(673)
Total operating lease liabilities	$ 12,468

Purchase Commitments

We have entered into separate noncancelable agreements with computing infrastructure, productivity software, customer relationship management, and performance and security data analytics vendors for services through 2026. At December 31, 2024, our remaining purchase commitments and estimated purchase timing were as follows:

(in thousands)	
2025	$ 14,187
2026	4,160
Total remaining purchase commitments	$ 18,347

Contingencies

We may be involved in various claims and legal actions in the normal course of business. We believe that the outcome of any such claim or legal action is not expected to have a material adverse effect on our financial position or results of operations.



NOTE J – Stockholders' Equity

Share Repurchase Programs

Our board of directors has authorized multiple non-concurrent programs to repurchase our common stock. Details of the programs and activity thereunder through December 31, 2024 were as follows:

(in thousands)	Effective Date	Expiration Date	Share Value Authorized for Repurchase	Share Value Repurchased	Unused & Expired Share Repurchase Value	Share Value Available for Future Repurchase
2021 Program	November 2021	August 2022	$ 50,000	$ 49,992	$ 8	N/A
2022 Program	August 2022	July 2024	50,000	40,471	9,529	N/A
2024 Program	August 2024	July 2026	100,000	—	N/A	$ 100,000

The share repurchase activity by period was as follows:

(in thousands, except shares and per share amounts)	Year Ended December 31,		
	2024	2023	2022
Number of shares repurchased	205,331	—	361,745
Total share repurchased cost	$ 37,567	$ —	$ 43,215
Average total cost per repurchased share	$ 182.96	$ —	$ 119.46

Treasury Stock Reissuances

In connection with the acquisitions of Traverse Systems and SupplyPike, the Company re-issued treasury shares as part of the purchase consideration (see *Note B – Business Combinations* for further information).

NOTE K – Stock-Based Compensation

Stock-based compensation expense was allocated in the consolidated statements of comprehensive income as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cost of revenues	$ 11,043	$ 10,169	$ 8,684
Operating expenses			
Sales and marketing	12,547	9,774	7,590
Research and development	9,094	7,200	5,634
General and administrative	21,873	18,365	11,491
	$ 54,557	$ 45,508	$ 33,399

Stock-based compensation expense by grant type or plan was as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Stock options	$ 2,059	$ 1,947	$ 1,903
PSUs	8,192	11,886	7,509
RSUs & DSUs	38,064	26,185	19,282
RSAs	442	472	437
ESPP	2,910	2,488	2,144
401(k) stock match	2,890	2,530	2,124
	$ 54,557	$ 45,508	$ 33,399

As of December 31, 2024, there was $68.2 million of unrecognized stock-based compensation expense under our equity compensation plans, which is expected to be recognized on a primarily straight-line basis over a weighted-average period of 2.3 years. At December 31, 2024 there were 12.3 million shares available for grant under approved equity compensation plans.



Stock Options

Options generally vest over four years and, upon vesting, the holder is given the option to purchase shares of common stock at a specific strike price until expiration, which is generally seven years from the grant date.

Our stock option activity was as follows:

	Options (#)	Weighted Average Exercise Price ($/share)
Outstanding at December 31, 2021	678,650	44.76
Granted	56,430	122.59
Exercised	(164,393)	29.86
Forfeited	(7,990)	92.48
Outstanding at December 31, 2022	562,697	56.24
Granted	42,215	152.68
Exercised	(254,353)	38.75
Forfeited	(3,737)	129.43
Outstanding at December 31, 2023	346,822	80.02
Granted	38,984	195.76
Exercised	(94,338)	49.91
Forfeited	(2,094)	158.63
Outstanding at December 31, 2024	289,374	104.86

Of the total outstanding options at December 31, 2024, 0.2 million were exercisable. The outstanding and exercisable options had a weighted average exercise price of $86.95 per share and a weighted average remaining contractual life of 2.9 years.

The table below presents additional information related to our stock options:

	Year Ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Fair value of options vested	$ 1,982	$ 1,966	$ 1,996
Intrinsic value of options exercised	13,934	31,227	16,705
Intrinsic value of options outstanding	23,387	39,474	40,692
Weighted-average fair value per share of options granted	69.11	56.47	41.34

The fair values of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2024	2023	2022
Life (in years)	4.1	4.2	4.3
Volatility	36.6 %	39.3 %	37.7 %
Dividend yield	—	—	—
Risk-free interest rate	4.3 %	4.0 %	2.5 %

Performance Share Units, Restricted Stock Units and Awards, and Deferred Stock Units

We grant PSU awards with certain target performance levels. These awards are earned based upon our Company's total shareholder return as compared to an indexed total shareholder return over the course of a fiscal based three-year performance period, starting in the year of grant. Earned awards vest in the quarter following the conclusion of the performance period. Expense is recognized on a straight-line basis over the performance period, regardless of whether the market condition is satisfied as the likelihood of the market condition being met is included in the fair-value measurement of the award.

 **SPS COMMERCE, INC.**

Form 10-K for the Annual Period ended December 31, 2024

RSUs generally vest over four years and, upon vesting, the holder is entitled to receive shares of our common stock.

RSAs vest over one year and, upon vesting, the holder is entitled to receive shares of our common stock. In lieu of RSAs, a participant may elect to receive DSUs with one year vesting, but the participant directs delayed receipt of common shares of up to ten years after the end of service to us.

Activity for our PSUs, RSUs, RSAs, and DSUs in aggregate was as follows:

	#	Weighted Average Grant Date Fair Value ($/share)
Outstanding at December 31, 2021	702,160	78.03
Granted	312,880	126.44
Vested and common stock issued	(276,872)	64.12
Forfeited	(26,010)	99.37
Outstanding at December 31, 2022	712,158	103.93
Granted	416,377	163.55
Vested and common stock issued	(344,087)	77.52
Forfeited	(11,034)	122.97
Outstanding at December 31, 2023	773,414	147.50
Granted	413,619	185.54
Vested and common stock issued	(462,481)	130.03
Forfeited	(35,030)	180.59
Outstanding at December 31, 2024	689,522	180.35

The number of PSUs, RSUs, RSAs, and DSUs outstanding at December 31, 2024 included less than 0.1 million units that have vested, but the shares of common stock have not yet been issued, pursuant to the terms of the agreements.

Employee Stock Purchase Plan

Our ESPP activity was as follows:

	Year Ended December 31,		
(in thousands, except shares)	2024	2023	2022
Amounts for shares purchased	$ 9,827	$ 8,114	$ 6,676
Shares purchased	61,979	63,641	70,107

A total of 1.6 million shares of common stock are remaining for issuance under the plan at December 31, 2024.

The fair value was estimated based on the market price of our common stock at the beginning of the offering period using the following assumptions:

	Year Ended December 31,		
	2024	2023	2022
Life (in years)	0.5	0.5	0.5
Volatility	33.1 %	36.4 %	42.0 %
Dividend yield	—	—	—
Risk-free interest rate	5.3 %	4.9 %	1.3 %



Note L – Income Taxes

Our provision for income taxes was comprised of the following components:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Current			
Federal	$ 20,988	$ 20,168	$ 13,881
State	6,147	4,221	4,149
Foreign	3,161	2,103	1,990
Deferred			
Federal	(5,256)	(5,425)	(2,530)
State	(1,466)	(390)	(751)
Foreign	(1,152)	(938)	(549)
	$ 22,422	$ 19,739	$ 16,190

The percentage of domestic income before income taxes, which we define as the percentage of consolidated income before income taxes that was attributable to our subsidiaries based in the U.S., was as follows:

	Year Ended December 31,		
	2024	2023	2022
Domestic income before income taxes	92 %	94 %	91 %

The following table reconciles the U.S. federal statutory income tax rate with our effective tax rate:

	Year Ended December 31,		
	2024	2023	2022
U.S. statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
U.S. state income taxes, net of federal tax effect	5.7	5.1	4.6
Tax impact of stock activity	(4.9)	(5.6)	(4.7)
Nondeductible compensation	3.2	4.7	3.5
Research and development credit	(1.5)	(1.5)	(1.5)
Foreign derived intangible income	(1.3)	(1.3)	(1.4)
Other	0.3	0.7	1.2
Effective tax rate	22.5 %	23.1 %	22.7 %

The significant components of our deferred income tax assets and liabilities were as follows:

(in thousands)	December 31,	
	2024	2023
Deferred income tax assets		
Net operating loss and credit carryforwards	$ 10,722	$ 10,212
Stock-based compensation expense	7,110	6,304
Accrued expenses	6,600	6,067
Operating lease liabilities	2,977	3,470
Research and development capitalized	26,788	17,007
Other deferred income tax assets	3,026	2,705
Gross deferred income tax assets	57,223	45,765
Less: valuation allowance	(2,965)	(2,545)
Total net deferred income tax assets	$ 54,258	$ 43,220
Deferred income tax liabilities		
Deferred costs	$ (21,537)	$ (20,672)
Right-of-use assets	(1,893)	(1,884)
Depreciation and amortization	(44,556)	(28,066)
Other deferred income tax liabilities	(1,308)	(1,065)
Total deferred income tax liabilities	(69,294)	(51,687)
Net deferred income tax liabilities	$ (15,036)	$ (8,467)

As of December 31, 2024, we had the following tax loss carryforwards:

(in millions, except expiration dates)	Amount	Expiration Dates
Federal		
Operating loss carryforwards	$ 30.2	
Operating loss carryforwards expected to expire unused due to Section 382 limitations	6.5	
Federal operating loss carryforwards, net of Section 382 limitations	$ 23.7	2025 - 2037
Other		
State operating loss carryforwards	$ 17.0	2025 - 2044
Foreign loss carryforwards	10.0	N/A
Total tax loss carryforwards, net of Section 382 limitations	$ 50.7	

NOTE M – Other Income and Expense

Other income, net included the following:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Investment income	$ 10,582	$ 7,660	$ 1,670
Realized gain (loss) from investments held and foreign currency impact on cash and investments	115	1,726	(1,026)
Other expense, net	(104)	(1,071)	(502)
Total other income, net	$ 10,593	$ 8,315	$ 142





NOTE N – Net Income Per Share

The components and computation of basic and diluted net income per share were as follows:

	Year Ended December 31,		
(in thousands, except per share amounts)	2024	2023	2022
Numerator			
Net income	$ 77,054	$ 65,824	$ 55,134
Denominator			
Weighted average common shares outstanding, basic	37,306	36,646	36,117
Options to purchase common stock and ESPP	150	265	382
PSUs, RSUs, RSAs, and DSUs	400	564	454
Weighted average common shares outstanding, diluted	37,856	37,475	36,953
Net income per share			
Basic	$ 2.07	$ 1.80	$ 1.53
Diluted	$ 2.04	$ 1.76	$ 1.49

The number of outstanding potential common shares that were excluded from the calculation of diluted net income per share as they were anti-dilutive was as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Anti-dilutive shares	55	36	75

NOTE O – Retirement Contributions

We sponsor a 401(k) retirement savings plan for our U.S. employees. Eligible employees can contribute up to 80% of their compensation, subject to the limits established by law, and we match 50% of the employee's contribution up to the first 6% of pre-tax annual compensation. A portion of our match is in Company stock, which is purchased from the open market by our plan provider and immediately deposited into the employee's 401(k) account. Additionally, we make statutory contributions to retirement plans as required by local foreign government regulations.

Our total contributions were as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Retirement contributions	$ 7,849	$ 6,627	$ 5,386

NOTE P – Related Party Transactions

The SPS Commerce Foundation (the "Foundation") is a Minnesota non-profit organization exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code. The Foundation was formed in 2015 to engage in, advance, support, promote and administer charitable activities. The directors of the Foundation are also our executive officers. These directors receive no compensation from the Foundation or us for the management services performed for the Foundation. The Foundation is not a subsidiary of ours and the financial results of the Foundation are not consolidated with our financial statements. We have no current legal obligations for future commitments to the Foundation. Contributions to the Foundation were recorded in general and administrative expense in our consolidated statements of comprehensive income. The activity was as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Foundation contributions	$ 3,250	$ 2,300	$ 2,750

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Assessment of Disclosure Controls and Procedures

We assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K. This assessment was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls and procedures means controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed such that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of December 31, 2024, based on criteria for effective internal control over financial reporting established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2024 based on the specified criteria.

Pursuant to the SEC's general guidance that the assessment of a recently acquired business' internal control over financial reporting may be omitted in the year of acquisition, the scope of the assessment of our internal control over financial reporting as of December 31, 2024 excluded SupplyPike (acquired in July 2024). Our assessment of the effectiveness of internal control over financial reporting as of December 31, 2025 will include SupplyPike. Excluding net intangible assets and goodwill, SupplyPike represented less than 5% of our consolidated assets as of December 31, 2024 and less than 5% of our consolidated revenues for the year ended December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report, which is included under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



Item 9B.   Other Information

Insider Adoption or Termination of Trading Arrangements

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.



PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in the 2025 Proxy Statement under the captions "Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," "Audit Committee Report and Payment of Fees to Our Independent Auditor," "Executive Compensation," and "Delinquent Section 16(a) Reports" and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by this item will be included in the 2025 Proxy Statement under the captions "Executive Compensation," "Director Compensation," and "Security Ownership" and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2025 Proxy Statement under the caption "Security Ownership" and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the 2025 Proxy Statement under the captions "Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," and "Certain Relationships and Related Transactions" and is incorporated herein by the reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be included in the 2025 Proxy Statement under the caption "Audit Committee Report and Payment of Fees to Our Independent Auditor" and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

(a)   Financial Statements: The financial statements filed as a part of this report are listed in Part II, Item 8.

(b)   Financial Statement Schedules: The schedules are either not applicable or the required information is presented in the consolidated financial statements or notes thereto.

(c)   Exhibits: The exhibits incorporated by reference or filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index prior to the signatures of this report.



EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Date of First Filing	Exhibit Number	
3.1	Tenth Amended and Restated Certificate of Incorporation	8-K	05/16/2024	3.1	
3.2	Amended and Restated Bylaws, effective as of February 17, 2023	10-K	02/21/2023	3.2	
4.1	Description of Capital Stock	10-K	02/23/2021	4.1	
10.1	2010 Equity Incentive Plan, as amended effective October 29, 2014**	10-K	02/20/2015	10.6	
10.2	Form of Incentive Stock Option Agreement under 2010 Equity Incentive Plan**	8-K	02/17/2012	10.2	
10.3	Form of Non-Statutory Stock Option Agreement (Employee) under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.3	
10.4	Form of Non-Statutory Stock Option Agreement (Director) under 2010 Equity Incentive Plan**	8-K	02/17/2012	10.4	
10.5	Form of Restricted Stock Unit AwardAgreement (Employee) under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.5	
10.6	Form of Restricted Stock Unit AwardAgreement (Director) under 2010 Equity Incentive Plan**				X
10.7	Form of Restricted Stock Award Agreement under 2010 Equity Incentive Plan**	10-Q	05/08/2012	10.6	
10.8	Form of Performance Stock Unit Agreement under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.7	
10.9	Form of Deferred Stock Unit Agreement under 2010 Equity Incentive Plan**				X
10.10	Form of Indemnification Agreement for Independent Directors**	S-1/A	01/11/2010	10.18	
10.11	Form of Indemnification Agreement for Archie C. Black**	S-1/A	01/11/2010	10.19	
10.12	Management Incentive Plan**	8-K	02/03/2016	10.2	
10.13	Amendment to Amended and Restated Executive Severance and Change in Control Agreement, dated as of March 1, 2023, by and between Archie C. Black and SPS Commerce, Inc.**	8-K	03/02/2023	10.1	
10.14	Amended and Restated Executive Severance and Change in Control Agreement between the Company and Archie C. Black**	8-K	02/18/2020	10.1	
10.15	SPS Commerce, Inc. Executive Management Team Severance Plan**	8-K	05/16/2024	10.1	
10.16	Agreement to Terminate Amended and Restated Executive Severance and Change in Control Agreement, effective as of May 16, 2024, by and between SPS Commerce, Inc. and Kimberly Nelson**	8-K	05/16/2024	10.2	
10.17	Form of Amended and Restated Executive Severance and Change in Control Agreement**	8-K	02/18/2020	10.2	

 **SPS COMMERCE, INC.**

| Exhibit Number | Exhibit Description | Incorporated By Reference | | | Filed Herewith |
		Form	Date of First Filing	Exhibit Number	
10.18	Form of Amendment to Amended and Restated Executive Severance and Change in Control Agreement**	8-K	03/02/2023	10.3	
10.19	Offer Letter between Chad Collins and SPS Commerce, Inc., dated as of July 6, 2023**	8-K	07/06/2023	10.1	
10.20	Executive Severance and Change in Control Agreement, effective as of October 2,2023, by and between Chad Collins and SPS Commerce, Inc.**	8-K	07/06/2023	10.2	
10.21	Registration Rights and Lock-Up Agreement, dated July 31, 2024	8-K	08/01/2024	10.1	
10.22	Registration Rights and Lock-Up Agreement, dated January 2, 2025	8-K	01/02/2025	99.1	
10.23	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan, as amended**				X
10.24	Form of Performance Stock Unit Agreement under 2010 Equity Incentive Plan (for awards beginning in 2025)**				X
10.25	Non-Employee Director Compensation Summary**				X
19.1	SPS Commerce, Inc. Insider Trading Policy**				X
21.1	Subsidiaries of the registrant				X
23.1	Consent of KPMG LLP				X
24.1	Power of Attorney (included on signature page)				X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended				X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended				X
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97	SPS Commerce, Inc. Required Compensation Recovery Policy, effective October 2, 2023	10-K	02/20/2024	97	
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T				X
104	The cover page from the Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL				X

** Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.



SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2025   **SPS COMMERCE, INC.**

By: /s/ CHADWICK COLLINS

Chadwick Collins
Chief Executive Officer

Each of the undersigned hereby appoints Chadwick Collins and Kimberly Nelson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, any and all amendments and exhibits to this annual report on Form 10-K and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to this annual report on Form 10-K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 18, 2025.

Name and Signature	Title
/s/ CHADWICK COLLINS	*Chief Executive Officer and Director*
Chadwick Collins	*(principal executive officer)*
/s/ KIMBERLY NELSON	*Executive Vice President and Chief Financial Officer*
Kimberly Nelson	*(principal financial and accounting officer)*
/s/ JAMES RAMSEY	*Director*
James Ramsey	
/s/ MARTY RÉAUME	*Director*
Marty Réaume	
/s/ TAMI RELLER	*Director*
Tami Reller	
/s/ PHILIP SORAN	*Director*
Philip Soran	
/s/ ANNE SEMPOWSKI WARD	*Director*
Anne Sempowski Ward	
/s/ SVEN WEHRWEIN	*Director*
Sven Wehrwein	



EXECUTIVE OFFICERS

Chad Collins, Chief Executive Officer
Kim Nelson, Executive Vice President & Chief Financial Officer
Dan Juckniess, Executive Vice President & Chief Revenue Officer
Jamie Thingelstad, Executive Vice President & Chief Technology Officer

BOARD OF DIRECTORS

Chad Collins
Razat Gaurav
James Ramsey
Marty Réaume
Tami Reller
Phil Soran, Chair
Anne Sempowski Ward
Sven Wehrwein

CORPORATE HEADQUARTERS

333 South Seventh Street, Suite 1000
Minneapolis, MN 55402 USA
Toll-free: (866) 245-8100

MARKET LISTING

Nasdaq Global Market Symbol: SPSC

ANNUAL MEETING

Tuesday, May 13, 2025

TRANSFER AGENT

EQ Shareowner Services
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120 USA
(800) 468-9716
shareowneronline.com

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
350 N 5th St
Minneapolis, MN 55401 USA







**SPS COMMERCE
CORPORATE HEADQUARTERS**

333 South Seventh Street, Suite 1000
Minneapolis, MN 55402 USA
(866) 245-8100

spscommerce.com